File No. 333-298139

CIK #0002096636

United States

Securities And Exchange Commission
Washington, DC 20549

Amendment No. 1
to
Registration Statement
on
Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.	Exact Name of Trust: Invesco Unit Trusts, SERIES 2507
B.	Name of Depositor: Invesco Capital Markets, Inc.
C.	Complete address of Depositor’s principal executive offices:

11 Greenway Plaza

Houston, Texas 77046-1173

D.	Name and complete address of agents for service:

MORGAN, LEWIS & BOCKIUS LLP	INVESCO CAPITAL MARKETS, INC.
Attention: Christopher D. Menconi, Esq.	Attention: Brian C. Hartigan
1111 Pennsylvania Avenue, NW	11 Greenway Plaza
Washington, DC 20004	Houston, Texas 77046-1173

E.	Title of securities being registered: Units of fractional undivided beneficial interest.
F.	Approximate date of proposed sale to the public:

As Soon As Practicable After The Effective Date Of The Registration Statement

/ X /	Check box if it is proposed that this filing will become effective immediately upon filing on November 12, 2026, pursuant to Rule 487.

REIT Income Portfolio 2026-4

Diversified Healthcare Portfolio 2026-4

Energy Portfolio 2026-4

Financial Institutions Portfolio 2026-4

Utility Income Portfolio 2026-4

The unit investment trusts named above (the “Portfolios”), included in Invesco Unit Trusts, Series 2507, each invest in a portfolio of stocks. Of course, we cannot guarantee that a Portfolio will achieve its objective.

November 12, 2026

You should read this prospectus and retain it for future reference.

The Securities and Exchange Commission has not approved or disapproved of the Units or passed upon the adequacy or accuracy of this prospectus.
Any contrary representation is a criminal offense.

REIT Income Portfolio

Investment Objective. The Portfolio seeks total return through growth of capital and current income.

Principal Investment Strategy. The Portfolio seeks to achieve its objective by investing in a portfolio of real estate investment trusts (“REITs”). Invesco Capital Markets, Inc. is the Sponsor of the Portfolio. The Portfolio is diversified among different publicly-traded REIT sectors, including but not limited to: office, apartment, industrial, retail, self-storage and healthcare. Further, the strategy and philosophy are based on two fundamental principles: maximizing predictability and consistency of investment returns, and minimizing risk through strict attention to portfolio design. The first step in the selection process is defining a qualified universe of equity REITs, including only companies with sufficient trading volume to provide liquidity. The second step is fundamental analysis of properties, market cycles, management teams and corporate structures, evaluating the properties on the basis of location and physical attributes, and eliminating weaker or higher-risk companies. Step three is securities analysis, in which stocks are evaluated and rated according to relative value using multiple valuation criteria. Portfolio construction is the final step, including statistically measuring, setting and monitoring risk and return, diversifying among all major industries of real estate, seeking the potential for optimum risk/return for the overall portfolio.As of the Initial Date of Deposit, the Portfolio invests at least 80% of its assets in publicly traded REITs that own, develop, acquire or operate income-producing real estate properties.

Malls, shopping centers, apartment buildings, healthcare centers, warehouses, offices and the like are often owned and managed by REITs. REITs of the type held by the Portfolio are publicly-traded companies that own, develop, acquire and/or operate income producing real estate properties. By combining the capital of many investors, a REIT can purchase all forms of real estate. The Sponsor believes that REITs allow individual investors to participate and benefit from the growing real estate sector. In addition, improving stability in the real estate market, compelling market values and the search for less volatile investments in turbulent markets are prompting investors to look at REITs. In the current environment, the Sponsor believes that REITs may offer appealing investment characteristics, such as:

•	Dividends and Dividend Growth – REITs may offer a source of regular income. Each year REITs are required to distribute at least 90% of their taxable income as dividends to shareholders. In addition, REITs have historically shown the ability to provide year-over-year dividend growth that exceeds the rate of inflation.
•	Diversification – REITs may provide diversification to your overall portfolio as they have historically shown a relatively low price correlation to price movements of the overall stock and bond markets. In volatile markets, REITs may provide a way to add balance to your portfolio.
•	Long Term Performance – REITs (as measured by the FTSE NAREIT Equity REIT Index) have generally delivered attractive long-term returns through various economic and market cycles.
•	Specialization – REITs can provide skilled and experienced management and typically specialize in either a specific type of property or geographic area. When combined, REITs can spread an investment among securities of different issuers in different REIT sectors, which may offer reduced risk or volatility compared to investing in individual REITs.
•	Liquidity – Because REIT shares are traded on major stock exchanges, they are generally highly liquid.

There is no assurance that the trends discussed above will continue or that expectations will actually occur. This investment could be adversely affected if these trends do not continue or if current expectations are not realized.

Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the “Risk Factors” section before you invest.

The Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy through reinvestment of your proceeds over several years if subsequent series are available. Repeatedly rolling over an investment in a unit investment trust may differ from long-term investments in other investment products when considering the sales charges, fees, expenses and tax consequences attributable to a Unitholder. For more information see “Rights of Unitholders--Rollover”.

Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

•	Security prices will fluctuate. The value of your investment may fall over time.
•	An issuer may be unwilling or unable to declare dividends in the future, or may reduce the level of dividends declared. This may result in a reduction in the value of your Units.
•	The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.
•	You could experience dilution of your investment if the size of the Portfolio is increased as Units are sold. There is no assurance that your investment will maintain its proportionate share in the Portfolio’s profits and losses.
•	The Portfolio is concentrated in securities of REITs and other real estate companies. As further discussed in “Risk Factors - Sector Risks,” REITs and other real estate companies may appreciate or depreciate in value, or pay dividends, depending upon global and local economic conditions, changes in interest rates and the strength or weakness of the overall real estate market. Negative developments in the real estate sector will affect the value of your investment more than would be the case in a more diversified investment.
•	We do not actively manage the Portfolio. Except in limited circumstances, the Portfolio will hold, and may continue to buy, shares of the same securities even if their market value declines.

Fee Table

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

	As a % of
	Public	Amount
	Offering	Per 100
Sales Charge	Price	Units
Initial sales charge	0.000%	$ 0.000
Deferred sales charge	2.250	22.500
Creation and development fee	0.500	5.000
Maximum sales charge	2.750%	$27.500
	As a %	Amount
	of Net	Per 100
	Assets	Units

Estimated Organization Costs	0.673%	$6.500
Estimated Annual Expenses
Trustee’s fee and operating expenses	0.220%	$2.126
Supervisory, bookkeeping
and administrative fees	0.057	0.550
Total	0.277%	$2.676*

Example

This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio’s annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust every two years subject to a sales charge of 2.75%. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio:

1 year	$ 367
3 years	782
5 years	1,222
10 years	2,216

*	The estimated annual expenses are based upon the estimated trust size for the Portfolio determined as of the initial date of deposit. Because certain of the operating expenses are fixed amounts, if the Portfolio does not reach the estimated size, or if the value of the Portfolio or number of outstanding units decline over the life of the trust, or if the actual amount of the operating expenses exceeds the estimated amounts, the actual amount of the operating expenses per 100 units would exceed the estimated amounts. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above.

The maximum sales charge is 2.75% of the Public Offering Price per Unit. There is no initial sales charge at a Public Offering Price of $10 or less. If the Public Offering Price exceeds $10 per Unit, the initial sales charge is the difference between the total sales charge (maximum of 2.75% of the Public Offering Price) and the sum of the remaining deferred sales charge and the creation and development fee. The deferred sales charge is fixed at $0.225 per Unit and accrues daily from March 10, 2027 through August 9, 2027. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the “transactional sales charge”. The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit. For more detail, see “Public Offering Price - General.”

Essential Information

Unit Price at Initial Date of Deposit	$10.0000
Initial Date of Deposit	November 12, 2026
Mandatory Termination Date	November 9, 2028
Historical 12 Month Distributions[1]	$0.2961 per Unit
Record Dates[2]	10th day of each month

Distribution Dates[2]	25th day of each month
CUSIP Numbers	Cash – 46190A423
Reinvest – 46190A431
Fee Based Cash – 46190A449
Fee Based Reinvest – 46190A456

1	As of the close of business on the day prior to Initial Date of Deposit. Dividend payments are not assured and therefore the amount of future dividend income to your Portfolio is uncertain. The actual distributions you receive will vary from this per Unit amount due to changes in the Portfolio’s fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. The Historical 12 Month Distributions per Unit amount shown is based upon the weighted average of the actual distributions paid by the securities included in your Portfolio over the 12 months preceding the Initial Date of Deposit, divided by the Portfolio's initial public offering price of $10 per Unit, and reduced by the anticipated per Unit fees and expenses which will be incurred when investing in your Portfolio. See “Rights of Unitholders--Historical 12 Month Distributions.”
2	The Trustee will make distributions of income and capital on each monthly Distribution Date to Unitholders of record on the preceding Record Date, provided that the total cash held for distribution equals at least $0.01 per Unit on such Record Date. Undistributed income and capital will be distributed on the next Distribution Date on which the total cash held for distribution equals at least $0.01 per Unit.

REIT Income Portfolio 2026-4

Portfolio
			Cost of
Number		Market Value	Securities to
of Shares	Name of Issuer (1)	per Share (2)	Portfolio (2)
	Diversified - 33.43%
87	American Tower Corporation	$ 190.240	$ 16,550.88
227	Broadstone Net Lease, Inc.	17.690	4,015.63
56	Crown Castle, Inc.	89.060	4,987.36
58	Digital Realty Trust, Inc.	181.130	10,505.54
14	Equinix, Inc.	1,068.060	14,952.84
35	Iron Mountain, Inc.	112.430	3,935.05
25	Lamar Advertising Company - CL A	162.620	4,065.50
161	VICI Properties, Inc.	24.940	4,015.34
196	Weyerhaeuser Company	20.650	4,047.40
	Health Care - 19.98%
101	American Healthcare REIT, Inc.	59.230	5,982.23
104	CareTrust REIT, Inc.	38.610	4,015.44
197	Healthpeak Properties, Inc.	20.380	4,014.86
124	Janus Living, Inc. - CL A	32.550	4,036.20
44	Ventas, Inc.	90.420	3,978.48
73	Welltower, Inc.	247.350	18,056.55
	Industrial - 11.99%
28	EastGroup Properties, Inc.	197.940	5,542.32
100	Prologis, Inc.	130.030	13,003.00
82	Terreno Realty Corporation	67.310	5,519.42
	Lodging/Resorts - 2.01%
29	Ryman Hospitality Properties, Inc.	138.910	4,028.39
	Office - 3.97%
63	BXP, Inc.	63.440	3,996.72
113	Vornado Realty Trust	35.200	3,977.60
	Residential - 10.01%
124	American Homes 4 Rent - CL A	32.530	4,033.72
89	Equity LifeStyle Properties, Inc.	61.980	5,516.22
163	Vivmark Residential	64.630	10,534.69
	Retail - 12.05%
150	Brixmor Property Group, Inc.	30.260	4,539.00
137	Curbline Properties Corporation	29.250	4,007.25
144	Realty Income Corporation	59.570	8,578.08
30	Simon Property Group, Inc.	234.750	7,042.50
	Self Storage - 6.56%
32	Extra Space Storage, Inc.	159.210	5,094.72
24	Public Storage	335.730	8,057.52

2,810			$ 200,630.45

See “Notes to Portfolios”.

Diversified Healthcare Portfolio

Investment Objective. The Portfolio seeks capital appreciation.

Principal Investment Strategy. The Portfolio seeks to achieve its objective by investing in a portfolio primarily consisting of stocks of companies diversified within the healthcare sector. The healthcare sector is currently composed of pharmaceutical, biotechnology, healthcare providers, medical devices and medical supply companies. The Portfolio may represent an attractive alternative for investors choosing to have a portion of their portfolio represented in this sector. Due to sub-industries continuously falling in and out of favor, Invesco Capital Markets, Inc., the Sponsor, has designed the Portfolio to take advantage of opportunities to overweight or underweight particular sub-industries within the healthcare sector based on its current outlook. The healthcare sector appears to be revolutionizing other areas such as medical diagnostics, equipment and services, agriculture, patient care forensics and environmental cleanup and preservation. As of the Initial Date of Deposit, the Portfolio invests at least 80% of its assets in securities of companies in the healthcare sector.

The healthcare sector currently represents approximately 10% of the Standard & Poor’s 500 Index in terms of market value. The Sponsor believes earnings streams of companies in the healthcare sector tend, in large part, to be de-linked from the domestic economy as a whole.

The healthcare sector may be defensive in nature; despite changes in the economy, approximately 343 million people live in the U.S. and are in need of quality healthcare. In addition to the U.S. market, many healthcare companies derive a significant portion of their profits from overseas markets. The proportion of gross domestic product spent on healthcare has continued to increase in many developed countries. Demographic trends may favor the healthcare sector. On one hand advances in technology have prolonged the average lifespan and on the other hand the aging of the “Baby Boomer” segment of the population has stimulated demand for pharmaceuticals and medical devices. As costs of healthcare continue to increase, the managed care industry is pressured to develop more sophisticated risk and cost sharing programs and to process claims more quickly and accurately.

The companies selected for the Portfolio may share a variety of traits, among others, as of the time of selection, such as:

•	Innovative products and services
•	Operations within a market with high barriers to entry
•	Ownership of highly valuable intangible assets such as patents and intellectual property
•	FactSet Estimates consensus analyst recommendation of “Hold” or better
•	Attractive balance sheets
•	Well-capitalized

FactSet Estimates is a database that provides detail-level estimates and recommendations from many different contributing firms. FactSet Estimates translates the data into a uniform consensus average recommendation from the contributing firms.

There is no assurance that the trends discussed above will continue or that expectations will actually occur. This investment could be adversely affected if these trends do not continue or if current expectations are not realized.

Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the “Risk Factors” section before you invest.

The Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy through reinvestment of your proceeds over several years if subsequent series are available. Repeatedly rolling over an investment in a unit investment trust may differ from long-term investments in other investment products when considering the sales charges, fees, expenses and tax consequences attributable to a Unitholder. For more information see “Rights of Unitholders--Rollover”.

Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

•	Security prices will fluctuate. The value of your investment may fall over time.
•	An issuer may be unwilling or unable to declare dividends in the future, or may reduce the level of dividends declared. This may result in a reduction in the value of your Units.
•	The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.
•	You could experience dilution of your investment if the size of the Portfolio is increased as Units are sold. There is no assurance that your investment will maintain its proportionate share in the Portfolio’s profits and losses.
•	Stocks of foreign companies in the Portfolio present risks beyond those of U.S. issuers. These risks may include market and political factors related to the company’s foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.
•	The Portfolio is concentrated in securities issued by companies in the healthcare sector. As discussed further in “Risk Factors - Sector Risks,” companies in the healthcare sector such as those involved in advanced medical devices and instruments, hospital management and biotechnology face risks such as extensive competition, product liability litigation, and evolving government regulation. Negative developments in the healthcare sector will affect the value of your investment more than would be the case in a more diversified investment.
•	We do not actively manage the Portfolio. Except in limited circumstances, the Portfolio will hold, and may continue to buy, shares of the same securities even if their market value declines.

Fee Table

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

	As a % of
	Public	Amount
	Offering	Per 100
Sales Charge	Price	Units
Initial sales charge	0.000%	$ 0.000
Deferred sales charge	2.250	22.500
Creation and development fee	0.500	5.000
Maximum sales charge	2.750%	$27.500
	As a %	Amount
	of Net	Per 100
	Assets	Units

Estimated Organization Costs	0.673%	$6.500
Estimated Annual Expenses
Trustee’s fee and operating expenses	0.214%	$2.065
Supervisory, bookkeeping
and administrative fees	0.057	0.550
Total	0.271%	$2.615*

Example

This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio’s annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust every two years subject to a sales charge of 2.75%. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio:

1 year	$ 366
3 years	780
5 years	1,219
10 years	2,209

*	The estimated annual expenses are based upon the estimated trust size for the Portfolio determined as of the initial date of deposit. Because certain of the operating expenses are fixed amounts, if the Portfolio does not reach the estimated size, or if the value of the Portfolio or number of outstanding units decline over the life of the trust, or if the actual amount of the operating expenses exceeds the estimated amounts, the actual amount of the operating expenses per 100 units would exceed the estimated amounts. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above.

The maximum sales charge is 2.75% of the Public Offering Price per Unit. There is no initial sales charge at a Public Offering Price of $10 or less. If the Public Offering Price exceeds $10 per Unit, the initial sales charge is the difference between the total sales charge (maximum of 2.75% of the Public Offering Price) and the sum of the remaining deferred sales charge and the creation and development fee. The deferred sales charge is fixed at $0.225 per Unit and accrues daily from March 10, 2027 through August 9, 2027. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the “transactional sales charge”. The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit. For more detail, see “Public Offering Price - General.”

Essential Information

Unit Price at Initial Date of Deposit	$10.0000
Initial Date of Deposit	November 12, 2026
Mandatory Termination Date	November 9, 2028
Historical 12 Month Distributions[1]	$0.0693 per Unit
Record Dates[2]	10th day of March,
June, September and December

Distribution Dates[2]	25th day of March,
June, September and December
CUSIP Numbers	Cash – 46190A381
Reinvest – 46190A399
Fee Based Cash – 46190A407
Fee Based Reinvest – 46190A415

1	As of the close of business on the day prior to Initial Date of Deposit. Dividend payments are not assured and therefore the amount of future dividend income to your Portfolio is uncertain. The actual distributions you receive will vary from this per Unit amount due to changes in the Portfolio’s fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. The Historical 12 Month Distributions per Unit amount shown is based upon the weighted average of the actual distributions paid by the securities included in your Portfolio over the 12 months preceding the Initial Date of Deposit, divided by the Portfolio's initial public offering price of $10 per Unit, and reduced by the anticipated per Unit fees and expenses which will be incurred when investing in your Portfolio. See “Rights of Unitholders--Historical 12 Month Distributions.”
2	The Trustee will make distributions of income and capital on each Distribution Date to Unitholders of record on the preceding Record Date, provided that the total cash held for distribution equals at least $0.01 per Unit on such Record Date. Undistributed income and capital will be distributed on the next Distribution Date on which the total cash held for distribution equals at least $0.01 per Unit.

Diversified Healthcare Portfolio 2026-4

Portfolio
				Cost of
Number			Market Value	Securities to
of Shares		Name of Issuer (1)	per Share (2)	Portfolio (2)
		Biotechnology - 19.21%
	49	AbbVie, Inc.	$ 294.980	$ 14,454.02
+	5	argenx SE - ADR	977.580	4,887.90
	56	Gilead Sciences, Inc.	169.730	9,504.88
	8	Regeneron Pharmaceuticals, Inc.	959.410	7,675.28
	17	Vertex Pharmaceuticals, Inc.	547.030	9,299.51
		Health Care Distributors - 4.07%
	9	McKesson Corporation	1,079.790	9,718.11
		Health Care Equipment - 17.06%
	65	Abbott Laboratories	109.290	7,103.85
	59	DexCom, Inc.	80.345	4,740.36
	68	Edwards Lifesciences Corporation	105.810	7,195.08
	7	IDEXX Laboratories, Inc.	702.590	4,918.13
	16	Intuitive Surgical, Inc.	449.530	7,192.48
	30	Stryker Corporation	318.790	9,563.70
		Health Care Facilities - 5.95%
	50	Encompass Health Corporation	142.240	7,112.00
	14	HCA Healthcare, Inc.	506.040	7,084.56
		Health Care Services - 3.98%
	64	BrightSpring Health Services, Inc.	72.620	4,647.68
	13	Labcorp Holdings, Inc.	372.230	4,838.99
		Health Care Supplies - 1.96%
+	31	Hoya Corporation - ADR	150.720	4,672.32
		Life Sciences Tools & Services - 11.69%
	26	Agilent Technologies, Inc.	176.950	4,600.70
	40	Danaher Corporation	235.310	9,412.40
	13	Thermo Fisher Scientific, Inc.	717.710	9,330.23
	11	West Pharmaceutical Services, Inc.	412.860	4,541.46
		Managed Health Care - 9.10%
	17	Elevance Health, Inc.	429.480	7,301.16
	46	HealthEquity, Inc.	103.030	4,739.38
	24	UnitedHealth Group, Inc.	402.940	9,670.56
		Pharmaceuticals - 26.98%
+	77	AstraZeneca plc - ADR	185.480	14,281.96
	10	Eli Lilly and Company	1,437.290	14,372.90
	51	Johnson & Johnson	280.410	14,300.91
	97	Merck & Company, Inc.	147.180	14,276.46
+	44	UCB S.A. - ADR	162.450	7,147.80

	1,017			$ 238,584.77

See “Notes to Portfolios”.

Energy Portfolio

Investment Objective. The Portfolio seeks to provide capital appreciation and dividend income.

Principal Investment Strategy. The Portfolio seeks to achieve its objective by investing in stocks of energy companies. The energy sector is one of the elements of the Standard & Poor’s 500 Index, currently representing approximately 3% of the market value of that Index. The Portfolio includes global companies which derive a sizable amount of revenue from sources outside the United States and which are tied economically to a number of countries throughout the world. As of the Initial Date of Deposit, the Portfolio invests at least 80% of its assets in securities of companies in the energy sector.

Stocks are selected by Invesco Capital Markets, Inc., the Sponsor, for a variety of reasons including sector position, growth potential and valuation. The final Portfolio is constructed to provide diversification among regions, market capitalizations and subindustries within the energy sector.

The energy sector consists of companies active in the extraction and refining of natural resources worldwide. Within the sector, the crude petroleum and natural gas industries are made up of companies that operate oil and gas field properties, including the extraction of oil, the production of gas and hydrocarbon liquids. The portfolio may include distributors and large multinational firms in both oil and natural gas industries, integrated oil and gas companies, oil and gas production and exploration companies, and companies involved in energy equipment and services.

There is no assurance that the trends discussed above will continue or that expectations will actually occur. This investment could be adversely affected if these trends do not continue or if current expectations are not realized.

Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the “Risk Factors” section before you invest.

The Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy through reinvestment of your proceeds over several years if subsequent series are available. Repeatedly rolling over an investment in a unit investment trust may differ from long-term investments in other investment products when considering the sales charges, fees, expenses and tax consequences attributable to a Unitholder. For more information see “Rights of Unitholders--Rollover”.

Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

•	Security prices will fluctuate. The value of your investment may fall over time.
•	A security issuer may be unwilling or unable to declare dividends or make other distributions in the future, or may reduce the level of dividends declared. This may reduce the level of income certain of the Portfolio’s securities pay which would reduce your income and may cause the value of your Units to fall.
•	The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.
•	You could experience dilution of your investment if the size of the Portfolio is increased as Units are sold. There is no assurance that your investment will maintain its proportionate share in the Portfolio’s profits and losses.
•	Stocks of foreign companies in the Portfolio present risks beyond those of

U.S. issuers. These risks may include market and political factors related to the company’s foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.

•	The Portfolio invests in MLPs. Most MLPs operate in the energy sector and are subject to the risks generally applicable to companies in that sector, including commodity pricing risk, supply and demand risk, depletion risk and exploration risk. MLPs are also subject to the risk that regulatory or legislative changes could limit or eliminate the tax benefits enjoyed by MLPs which could have a negative impact on the after-tax income available for distribution by the MLPs and/or the value of the Portfolio’s investments.
•	The Portfolio is concentrated in securities issued by companies in the energy sector. As discussed further in “Risk Factors - Sector Risks,” companies in the energy sector face risks such as the potential adverse effects of fluctuations in the prices of energy fuels, substantial government regulation, and political conditions in oil producing regions. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.
•	We do not actively manage the Portfolio. Except in limited circumstances, the Portfolio will hold, and may continue to buy, shares of the same securities even if their market value declines.

Fee Table

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

	As a % of
	Public	Amount
	Offering	Per 100
Sales Charge	Price	Units
Initial sales charge	0.000%	$ 0.000
Deferred sales charge	2.250	22.500
Creation and development fee	0.500	5.000
Maximum sales charge	2.750%	$27.500
	As a %	Amount
	of Net	Per 100
	Assets	Units

Estimated Organization Costs	0.670%	$6.468
Estimated Annual Expenses
Trustee’s fee and operating expenses	0.216%	$2.085
Supervisory, bookkeeping
and administrative fees	0.057	0.550
Total	0.273%	$2.635*

Example

This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio’s annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust every two years subject to a sales charge of 2.75%. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio:

1 year	$ 366
3 years	781
5 years	1,220
10 years	2,212

*	The estimated annual expenses are based upon the estimated trust size for the Portfolio determined as of the initial date of deposit. Because certain of the operating expenses are fixed amounts, if the Portfolio does not reach the estimated size, or if the value of the Portfolio or number of outstanding units decline over the life of the trust, or if the actual amount of the operating expenses exceeds the estimated amounts, the actual amount of the operating expenses per 100 units would exceed the estimated amounts. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above.

The maximum sales charge is 2.75% of the Public Offering Price per Unit. There is no initial sales charge at a Public Offering Price of $10 or less. If the Public Offering Price exceeds $10 per Unit, the initial sales charge is the difference between the total sales charge (maximum of 2.75% of the Public Offering Price) and the sum of the remaining deferred sales charge and the creation and development fee. The deferred sales charge is fixed at $0.225 per Unit and accrues daily from March 10, 2027 through August 9, 2027. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the “transactional sales charge”. The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit. For more detail, see “Public Offering Price - General.”

Essential Information

Unit Price at Initial Date of Deposit	$10.0000
Initial Date of Deposit	November 12, 2026
Mandatory Termination Date	November 9, 2028
Historical 12 Month Distributions[1]	$0.2644 per Unit
Record Dates[2]	10th day of March,
June, September and December

Distribution Dates[2]	25th day of March,
June, September and December
CUSIP Numbers	Cash – 46190A308
Reinvest – 46190A316
Fee Based Cash – 46190A324
Fee Based Reinvest – 46190A332

1	As of the close of business on the day prior to Initial Date of Deposit. Dividend payments are not assured and therefore the amount of future dividend income to your Portfolio is uncertain. The actual distributions you receive will vary from this per Unit amount due to changes in the Portfolio’s fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. The Historical 12 Month Distributions per Unit amount shown is based upon the weighted average of the actual distributions paid by the securities included in your Portfolio over the 12 months preceding the Initial Date of Deposit, divided by the Portfolio's initial public offering price of $10 per Unit, and reduced by the anticipated per Unit fees and expenses which will be incurred when investing in your Portfolio. See “Rights of Unitholders--Historical 12 Month Distributions.”
2	The Trustee will make distributions of income and capital on each Distribution Date to Unitholders of record on the preceding Record Date, provided that the total cash held for distribution equals at least $0.01 per Unit on such Record Date. Undistributed income and capital will be distributed on the next Distribution Date on which the total cash held for distribution equals at least $0.01 per Unit.

Energy Portfolio 2026-4

Portfolio
				Cost of
Number			Market Value	Securities to
of Shares		Name of Issuer (1)	per Share (2)	Portfolio (2)
		Integrated Oil & Gas - 29.86%
+	100	BP plc - ADR	$ 45.260	$ 4,526.00
	42	Chevron Corporation	213.280	8,957.76
	54	ExxonMobil Holdings Corporation	166.710	9,002.34
+	249	Petroleo Brasileiro S.A. - ADR	17.820	4,437.18
+	92	Shell plc - ADR	97.860	9,003.12
+	66	Suncor Energy, Inc.	68.970	4,552.02
+	51	TotalEnergies SE - ADR	87.960	4,485.96
		Oil & Gas Equipment & Services - 14.87%
	120	Baker Hughes Company - CL A	49.410	5,929.20
	182	Halliburton Company	32.930	5,993.26
+	117	SLB, Ltd.	50.960	5,962.32
+	69	TechnipFMC plc	65.390	4,511.91
		Oil & Gas Exploration & Production - 26.08%
+	92	Canadian Natural Resources, Ltd.	48.890	4,497.88
	55	ConocoPhillips	137.860	7,582.30
	135	Devon Energy Corporation	44.950	6,068.25
	17	Diamondback Energy, Inc.	180.980	3,076.66
	39	EOG Resources, Inc.	153.770	5,997.03
	57	EQT Corporation	52.690	3,003.33
	48	Ovintiv, Inc.	63.470	3,046.56
	136	Permian Resources Corporation - CL A	22.320	3,035.52
+	53	Vista Energy S.A.B. de C.V. - ADR - CL A	55.970	2,966.41
		Oil & Gas Refining & Marketing - 12.24%
	15	Marathon Petroleum Corporation	402.840	6,042.60
	24	Phillips 66	258.680	6,208.32
	17	Valero Energy Corporation	363.710	6,183.07
		Oil & Gas Storage & Transportation - 16.95%
+	63	Enbridge, Inc.	47.910	3,018.33
	308	Energy Transfer, L.P. (3)	19.450	5,990.60
	161	Enterprise Products Partners, L.P. (3)	37.160	5,982.76
	80	MPLX, L.P. (3)	56.770	4,541.60
	87	Williams Companies, Inc.	68.920	5,996.04

	2,529			$ 150,598.33

See “Notes to Portfolios”.

Financial Institutions Portfolio

Investment Objective. The Portfolio seeks capital appreciation.

Principal Investment Strategy. The Portfolio seeks to achieve its objective by investing in a portfolio of stocks issued by companies diversified within the financials sector. The Portfolio also seeks current dividend income as a secondary objective. Financial institutions generally include insurance companies, banks, thrifts, savings and loans, consumer and industrial finance companies, securities brokerage companies, investment managers and leasing companies. The Portfolio may invest in some or all of these industries. The financial sector currently represents approximately 12% of the Standard & Poor’s 500 Index in terms of market value. When selecting companies for inclusion in this Portfolio, Invesco Capital Markets, Inc., the Sponsor, considered elements such as geographic location of the institutions, credit trends, interest rates, individual investor activity and the level of premiums in the insurance industry. Depending upon the type of financial institution, both value and growth metrics may be considered. As of the Initial Date of Deposit, the Portfolio invests at least 80% of its assets in securities of companies in the financials sector.

Proper financial planning gives investors the potential to achieve their goals. Proper planning in the past may have meant opening a savings account. However, most investors today feel a need to seek greater growth potential with broader diversification of investments, such as money-market accounts, high-risk securities or even an insurance package. Many investors rely on intermediaries to help them select the appropriate investments, such as insurance companies, banks, investment firms, consumer and commercial finance companies, and securities brokerage companies.

There is no assurance that the trends discussed above will continue or that expectations will actually occur. This investment could be adversely affected if these trends do not continue or if current expectations are not realized.

Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the “Risk Factors” section before you invest.

The Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy through reinvestment of your proceeds over several years if subsequent series are available. Repeatedly rolling over an investment in a unit investment trust may differ from long-term investments in other investment products when considering the sales charges, fees, expenses and tax consequences attributable to a Unitholder. For more information see “Rights of Unitholders--Rollover”.

Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

•	Security prices will fluctuate. The value of your investment may fall over time.
•	An issuer may be unwilling or unable to declare dividends in the future, or may reduce the level of dividends declared. This may result in a reduction in the value of your Units.
•	The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.
•	You could experience dilution of your investment if the size of the Portfolio is increased as Units are sold. There is no assurance that your investment will maintain its proportionate share in the Portfolio’s profits and losses.

•	Stocks of foreign companies in the Portfolio present risks beyond those of U.S. issuers. These risks may include market and political factors related to the company’s foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.
•	The Portfolio is concentrated in securities issued by companies in the financials sector. As further discussed in “Risk Factors – Sector Risks,” financial services issuers are substantially affected by changes in economic and market conditions. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.
•	We do not actively manage the Portfolio. Except in limited circumstances, the Portfolio will hold, and may continue to buy, shares of the same securities even if their market value declines.

Fee Table

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

	As a % of
	Public	Amount
	Offering	Per 100
Sales Charge	Price	Units
Initial sales charge	0.000%	$ 0.000
Deferred sales charge	2.250	22.500
Creation and development fee	0.500	5.000
Maximum sales charge	2.750%	$27.500
	As a %	Amount
	of Net	Per 100
	Assets	Units

Estimated Organization Costs	0.519%	$5.022
Estimated Annual Expenses
Trustee’s fee and operating expenses	0.188%	$1.819
Supervisory, bookkeeping
and administrative fees	0.057	0.550
Total	0.245%	$2.369*

Example

This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio’s annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust every two years subject to a sales charge of 2.75%. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio:

1 year	$ 349
3 years	743
5 years	1,161
10 years	2,107

*	The estimated annual expenses are based upon the estimated trust size for the Portfolio determined as of the initial date of deposit. Because certain of the operating expenses are fixed amounts, if the Portfolio does not reach the estimated size, or if the value of the Portfolio or number of outstanding units decline over the life of the trust, or if the actual amount of the operating expenses exceeds the estimated amounts, the actual amount of the operating expenses per 100 units would exceed the estimated amounts. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above.

The maximum sales charge is 2.75% of the Public Offering Price per Unit. There is no initial sales charge at a Public Offering Price of $10 or less. If the Public Offering Price exceeds $10 per Unit, the initial sales charge is the difference between the total sales charge (maximum of 2.75% of the Public Offering Price) and the sum of the remaining deferred sales charge and the creation and development fee. The deferred sales charge is fixed at $0.225 per Unit and accrues daily from March 10, 2027 through August 9, 2027. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the “transactional sales charge”. The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit. For more detail, see “Public Offering Price - General.”

Essential Information

Unit Price at Initial Date of Deposit	$10.0000
Initial Date of Deposit	November 12, 2026
Mandatory Termination Date	November 9, 2028
Historical 12 Month Distributions[1]	$0.1261 per Unit
Record Dates[2]	10th day of March,
June, September and December

Distribution Dates[2]	25th day of March,
June, September and December
CUSIP Numbers	Cash – 46190A340
Reinvest – 46190A357
Fee Based Cash – 46190A365
Fee Based Reinvest – 46190A373

1	As of the close of business on the day prior to Initial Date of Deposit. Dividend payments are not assured and therefore the amount of future dividend income to your Portfolio is uncertain. The actual distributions you receive will vary from this per Unit amount due to changes in the Portfolio’s fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. The Historical 12 Month Distributions per Unit amount shown is based upon the weighted average of the actual distributions paid by the securities included in your Portfolio over the 12 months preceding the Initial Date of Deposit, divided by the Portfolio's initial public offering price of $10 per Unit, and reduced by the anticipated per Unit fees and expenses which will be incurred when investing in your Portfolio. See “Rights of Unitholders--Historical 12 Month Distributions.”
2	The Trustee will make distributions of income and capital on each Distribution Date to Unitholders of record on the preceding Record Date, provided that the total cash held for distribution equals at least $0.01 per Unit on such Record Date. Undistributed income and capital will be distributed on the next Distribution Date on which the total cash held for distribution equals at least $0.01 per Unit.

Financial Institutions Portfolio 2026-4

Portfolio
			Cost of
Number		Market Value	Securities to
of Shares	Name of Issuer (1)	per Share (2)	Portfolio (2)
	Asset Management & Custody Banks - 7.13%
6	BlackRock, Inc.	$ 1,226.310	$ 7,357.86
66	SEI Investments Company	110.250	7,276.50
	Consumer Finance - 7.18%
23	American Express Company	323.110	7,431.53
37	Capital One Financial Corporation	197.110	7,293.07
	Diversified Banks - 21.42%
144	Bank of America Corporation	50.670	7,296.48
+ 316	Barclays plc - ADR	23.150	7,315.40
59	Citigroup, Inc.	124.210	7,328.39
21	JPMorgan Chase & Company	343.390	7,211.19
32	PNC Financial Services Group, Inc.	232.000	7,424.00
86	Wells Fargo & Company	85.800	7,378.80
	Diversified Financial Services - 3.54%
59	Apollo Global Management, Inc.	122.950	7,254.05
	Financial Exchanges & Data - 10.61%
41	Intercontinental Exchange, Inc.	180.590	7,404.19
66	Nasdaq, Inc.	109.680	7,238.88
15	S&P Global, Inc.	475.110	7,126.65
	Insurance Brokers - 3.58%
26	Arthur J. Gallagher & Company	282.010	7,332.26
	Investment Banking & Brokerage - 10.68%
8	Goldman Sachs Group, Inc.	926.810	7,414.48
88	Interactive Brokers Group, Inc. - CL A	82.490	7,259.12
38	Morgan Stanley	190.610	7,243.18
	Life & Health Insurance - 3.56%
71	MetLife, Inc.	102.940	7,308.74
	Multi-Sector Holdings - 3.73%
13	Berkshire Hathaway, Inc. - CL B	588.240	7,647.12
	Property & Casualty Insurance - 7.19%
28	Allstate Corporation	262.180	7,341.04
+ 20	Chubb, Ltd.	370.330	7,406.60
	Regional Banks - 10.71%
112	Citizens Financial Group, Inc.	65.380	7,322.56
56	East West Bancorp, Inc.	130.680	7,318.08
97	Western Alliance Bancorp	75.640	7,337.08
	Transaction & Payment Processing Services - 10.67%
16	Corpay, Inc.	461.950	7,391.20
11	Mastercard, Inc. - CL A	660.730	7,268.03
17	Visa, Inc. - CL A	425.550	7,234.35

1,572			$ 205,160.83

See “Notes to Portfolios”.

Utility Income Portfolio

Investment Objective. The Portfolio seeks dividend income with the potential for capital appreciation.

Principal Investment Strategy. The Portfolio seeks to achieve its objective by investing in a portfolio of stocks of companies diversified within the utilities sector. The Portfolio seeks to achieve an attractive, sustainable level of income, with potential for growth of income, and while also offering the potential of capital appreciation. In selecting securities for the Portfolio, Invesco Capital Markets, Inc., the Sponsor, selected common stocks of utility companies whose corporate debt was rated investment grade as of the time of selection, have increased dividend payments in recent years, have positive forward earnings estimates and have the potential for future dividend increases. As of the Initial Date of Deposit, the Portfolio invests at least 80% of its assets in securities of dividend-paying companies in the utilities sector.

There are many things consumers will sacrifice in a tight economy or if they’ve lost their job, however, few consumers will sacrifice the basic utilities that drive their lives. Whether it’s electric power, water for drinking and sewage or the gas they use to heat their homes and cook, most consumers will continue to use power. In fact, the consumption of electric power and natural gas has generally been on the rise since 1973. Because utilities are such a fundamental part of consumer lives, utility stocks may offer several advantages. Technological innovation continues to drive the world and increase energy usage. With energy such a key part of modern society, sharp declines in usage may be less likely. While utility companies need to weather changes in their sector, such as new regulation or increased competition, the fundamental demand for their product is unlikely to disappear.

There is no assurance that the trends discussed above will continue or that expectations will actually occur. This investment could be adversely affected if these trends do not continue or if current expectations are not realized.

Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the “Risk Factors” section before you invest.

The Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy through reinvestment of your proceeds over several years if subsequent series are available. Repeatedly rolling over an investment in a unit investment trust may differ from long-term investments in other investment products when considering the sales charges, fees, expenses and tax consequences attributable to a Unitholder. For more information see “Rights of Unitholders--Rollover”.

Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

•	Security prices will fluctuate. The value of your investment may fall over time.
•	An issuer may be unwilling or unable to declare dividends in the future, or may reduce the level of dividends declared. This may result in a reduction in the value of your Units.
•	The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.
•	You could experience dilution of your investment if the size of the Portfolio is increased as Units are sold. There is no assurance that your investment will maintain its proportionate share in the Portfolio’s profits and losses.

•	The Portfolio is concentrated in securities issued by companies in the utilities sector. As discussed further in “Risk Factors - Sector Risks,” utility companies face risks such as increased competition, increases in fuel and other operating costs, governmental regulations, and natural disasters. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.
•	We do not actively manage the Portfolio. Except in limited circumstances, the Portfolio will hold, and may continue to buy, shares of the same securities even if their market value declines.

Fee Table

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

	As a % of
	Public	Amount
	Offering	Per 100
Sales Charge	Price	Units
Initial sales charge	0.000%	$ 0.000
Deferred sales charge	2.250	22.500
Creation and development fee	0.500	5.000
Maximum sales charge	2.750%	$27.500
	As a %	Amount
	of Net	Per 100
	Assets	Units

Estimated Organization Costs	0.673%	$6.500
Estimated Annual Expenses
Trustee’s fee and operating expenses	0.216%	$2.085
Supervisory, bookkeeping
and administrative fees	0.057	0.550
Total	0.273%	$2.635*

Example

This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio’s annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust every two years subject to a sales charge of 2.75%. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio:

1 year	$ 366
3 years	781
5 years	1,220
10 years	2,212

*	The estimated annual expenses are based upon the estimated trust size for the Portfolio determined as of the initial date of deposit. Because certain of the operating expenses are fixed amounts, if the Portfolio does not reach the estimated size, or if the value of the Portfolio or number of outstanding units decline over the life of the trust, or if the actual amount of the operating expenses exceeds the estimated amounts, the actual amount of the operating expenses per 100 units would exceed the estimated amounts. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above.

The maximum sales charge is 2.75% of the Public Offering Price per Unit. There is no initial sales charge at a Public Offering Price of $10 or less. If the Public Offering Price exceeds $10 per Unit, the initial sales charge is the difference between the total sales charge (maximum of 2.75% of the Public Offering Price) and the sum of the remaining deferred sales charge and the creation and development fee. The deferred sales charge is fixed at $0.225 per Unit and accrues daily from March 10, 2027 through August 9, 2027. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the “transactional sales charge”. The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit. For more detail, see “Public Offering Price - General.”

Essential Information

Unit Price at Initial Date of Deposit	$10.0000
Initial Date of Deposit	November 12, 2026
Mandatory Termination Date	November 9, 2028
Historical 12 Month Distributions[1]	$0.2541 per Unit
Record Dates[2]	10th day of each month

Distribution Dates[2]	25th day of each month
CUSIP Numbers	Cash – 46190A464
Reinvest – 46190A472
Fee Based Cash – 46190A480
Fee Based Reinvest – 46190A498

1	As of the close of business on the day prior to Initial Date of Deposit. Dividend payments are not assured and therefore the amount of future dividend income to your Portfolio is uncertain. The actual distributions you receive will vary from this per Unit amount due to changes in the Portfolio’s fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. The Historical 12 Month Distributions per Unit amount shown is based upon the weighted average of the actual distributions paid by the securities included in your Portfolio over the 12 months preceding the Initial Date of Deposit, divided by the Portfolio's initial public offering price of $10 per Unit, and reduced by the anticipated per Unit fees and expenses which will be incurred when investing in your Portfolio. See “Rights of Unitholders--Historical 12 Month Distributions.”
2	The Trustee will make distributions of income and capital on each monthly Distribution Date to Unitholders of record on the preceding Record Date, provided that the total cash held for distribution equals at least $0.01 per Unit on such Record Date. Undistributed income and capital will be distributed on the next Distribution Date on which the total cash held for distribution equals at least $0.01 per Unit.

Utility Income Portfolio 2026-4

Portfolio
			Cost of
Number		Market Value	Securities to
of Shares	Name of Issuer (1)	per Share (2)	Portfolio (2)
	Electric Utilities - 48.02%
82	Alliant Energy Corporation	$ 73.620	$ 6,036.84
46	American Electric Power Company, Inc.	129.210	5,943.66
46	Duke Energy Corporation	128.770	5,923.42
53	Entergy Corporation	111.990	5,935.47
68	Evergy, Inc.	88.340	6,007.12
129	FirstEnergy Corporation	46.530	6,002.37
41	IDACORP, Inc.	146.850	6,020.85
69	NextEra Energy, Inc.	85.990	5,933.31
117	OGE Energy Corporation	51.070	5,975.19
168	PPL Corporation	35.380	5,943.84
64	Southern Company	93.840	6,005.76
74	Xcel Energy, Inc.	81.100	6,001.40
	Gas Utilities - 8.03%
34	Atmos Energy Corporation	175.650	5,972.10
65	Southwest Gas Holdings, Inc.	92.670	6,023.55
	Independent Power and Renewable Electricity Producers - 3.93%
44	Vistra Corporation	133.450	5,871.80
	Multi-Utilities - 36.01%
53	Ameren Corporation	113.280	6,003.84
69	Black Hills Corporation	86.960	6,000.24
86	CMS Energy Corporation	69.620	5,987.32
50	Consolidated Edison, Inc.	119.190	5,959.50
43	DTE Energy Company	139.690	6,006.67
131	NiSource, Inc.	45.550	5,967.05
80	Public Service Enterprise Group, Inc.	74.290	5,943.20
76	Sempra	78.220	5,944.72
51	WEC Energy Group, Inc.	117.470	5,990.97
	Water Utilities - 4.01%
40	American Water Works Company, Inc.	149.660	5,986.40

1,779			$ 149,386.59

See “Notes to Portfolios”.

Notes to Portfolios

(1)	The Securities are initially represented by “regular way” contracts to purchase the Securities. A letter of credit has been deposited with the Trustee covering the funds necessary for the purchase of the Securities as of the close of business on the last business day prior to the inception date of the Portfolio. The Sponsor has instructed the Trustee to purchase the securities on behalf of the Portfolio at the opening of business on the inception date of the Portfolio and are expected to settle within one business day (see “The Portfolios”).
(2)	The valuation of the Securities has been determined by the Evaluator as of the close of business on the last business day prior to the inception date of the Portfolio. In accordance with Financial Accounting Standards Board Accounting Standards Codification 820, “Fair Value Measurement,” the Portfolio’s investments are classified as Level 1, which refers to securities traded in an active market.
(3)	These securities are MLPs and are expected to be treated as “qualified publicly traded partnerships” for federal tax purposes. See “Portfolio Administration” regarding the Portfolio’s limitation with investments in such securities.
“+”	indicates that the security was issued by a foreign company.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sponsor and Unitholders of Invesco Unit Trusts, Series 2507:

Opinion on the Financial Statements

We have audited the accompanying statements of condition (including the related portfolio schedules) of REIT Income Portfolio 2026-4, Diversified Healthcare Portfolio 2026-4, Energy Portfolio 2026-4, Financial Institutions Portfolio 2026-4 and Utility Income Portfolio 2026-4 (included in Invesco Unit Trusts, Series 2507 (the “Trust”)) as of November 12, 2026, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trust as of November 12, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Invesco Capital Markets, Inc., the Sponsor. Our responsibility is to express an opinion on the Trust’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of cash or irrevocable letters of credit deposited for the purchase of securities as shown in the statements of condition as of November 12, 2026 by correspondence with The Bank of New York Mellon, Trustee. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the auditor of one or more of the unit investment trusts, sponsored by Invesco Capital Markets, Inc. and its predecessors, since 1976.

New York, New York
November 12, 2026

STATEMENTS OF CONDITION
As of November 12, 2026

	REIT	Diversified
	Income	Healthcare
INVESTMENT IN SECURITIES	Portfolio	Portfolio
Contracts to purchase Securities (1)	$ 200,630	$ 238,585
Total	$ 200,630	$ 238,585
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
Organization costs (2)	$ 1,304	$ 1,551
Deferred sales charge liability (3)	4,514	5,368
Creation and development fee liability (4)	1,003	1,193
Interest of Unitholders--
Cost to investors (5)	200,630	238,585
Less: deferred sales charge, creation and development
fee and organization costs (2)(4)(5)(6)	6,821	8,112
Net interest to Unitholders (5)	193,809	230,473
Total	$ 200,630	$ 238,585
Units outstanding	20,064	23,859
Net asset value per Unit	$ 9.660	$ 9.660

(1)	The value of the Securities is determined by the Evaluator on the bases set forth under “Public Offering--Unit Price”. The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.
(2)	A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth in the “Fee Table”. A distribution will be made as of the earlier of the close of the initial offering period (approximately three months) or six months following the Initial Date of Deposit to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. To the extent that actual organization costs of a Portfolio are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Portfolio.
(3)	Represents the amount of mandatory distributions from a Portfolio on the bases set forth under “Public Offering”.
(4)	The creation and development fee is payable by a Portfolio on behalf of Unitholders out of the assets of the Portfolio as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the fee will not be deducted from the proceeds.
(5)	The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under “Public Offering”.
(6)	Assumes the maximum sales charge.

STATEMENTS OF CONDITION (continued)
As of November 12, 2026

		Financial	Utility
	Energy	Institutions	Income
INVESTMENT IN SECURITIES	Portfolio	Portfolio	Portfolio
Contracts to purchase Securities (1)	$ 150,598	$ 205,161	$ 149,387
Total	$ 150,598	$ 205,161	$ 149,387
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
Organization costs (2)	$ 974	$ 1,030	$ 971
Deferred sales charge liability (3)	3,389	4,616	3,361
Creation and development fee liability (4)	753	1,026	747
Interest of Unitholders--
Cost to investors (5)	150,598	205,161	149,387
Less: deferred sales charge, creation and development
fee and organization costs (2)(4)(5)(6)	5,116	6,672	5,079
Net interest to Unitholders (5)	145,482	198,489	144,308
Total	$ 150,598	$ 205,161	$ 149,387
Units outstanding	15,060	20,517	14,939
Net asset value per Unit	$ 9.660	$ 9.675	$ 9.660

(1)	The value of the Securities is determined by the Evaluator on the bases set forth under “Public Offering--Unit Price”. The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.
(2)	A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth in the “Fee Table”. A distribution will be made as of the earlier of the close of the initial offering period (approximately three months) or six months following the Initial Date of Deposit to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. To the extent that actual organization costs of a Portfolio are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Portfolio.
(3)	Represents the amount of mandatory distributions from a Portfolio on the bases set forth under “Public Offering”.
(4)	The creation and development fee is payable by a Portfolio on behalf of Unitholders out of the assets of the Portfolio as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the fee will not be deducted from the proceeds.
(5)	The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under “Public Offering”.
(6)	Assumes the maximum sales charge.

THE PORTFOLIOS

The Portfolios were created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the “Trust Agreement”), dated the date of this prospectus (the “Initial Date of Deposit”), among Invesco Capital Markets, Inc., as Sponsor and Evaluator, Invesco Investment Advisers LLC as Supervisor, and The Bank of New York Mellon, as Trustee.

The Portfolios offer investors the opportunity to purchase Units representing proportionate interests in portfolios of securities. Each Portfolio may be an appropriate medium for investors who desire to participate in a portfolio of securities with greater diversification than they might be able to acquire individually.

On the Initial Date of Deposit, the Sponsor deposited contracts to purchase Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts, the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Portfolios. Unless otherwise terminated as provided in the Trust Agreement, the Portfolios will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this prospectus the term “Securities” means the securities (including contracts to purchase these securities) listed in each “Portfolio” and any additional securities deposited into each Portfolio.

Additional Units of a Portfolio may be issued at any time by depositing in the Portfolio (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit or the equivalent) with instructions to purchase additional Securities. As additional Units are issued by a Portfolio, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit may be decreased. The Sponsor may continue to make additional deposits into a Portfolio following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Portfolio that existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Portfolios will pay the associated brokerage or acquisition fees. In addition, during the initial offering of Units it may not be possible to buy a particular Security due to regulatory or trading restrictions, or corporate actions. While such limitations are in effect, additional Units would be created by purchasing each of the Securities in your Portfolio that are not subject to those limitations. This would also result in the dilution of the investment in any such Security not purchased and potential variances in anticipated income. Purchases and sales of Securities by your Portfolio may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Portfolio termination and in the course of satisfying large Unit redemptions.

Each Unit of your Portfolio initially offered represents an undivided interest in the Portfolio. At the close of the New York Stock Exchange on the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price per Unit equals $10. The number of Units, fractional interest of each Unit in your Portfolio, and the per Unit amount of “Historical 12 Month Distributions”, as presented under “Essential Information”, will increase or decrease to the extent of any adjustment. To the extent that any Units are redeemed to the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in your Portfolio represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in your Portfolio will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

Each Portfolio consists of (a) the Securities (including contracts for the purchase thereof) listed under the applicable “Portfolio” as may continue to be held from time to time in the Portfolio, (b) any additional Securities acquired and held by the Portfolio pursuant to the provisions of the Trust Agreement and (c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any contract failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION

The objective of each Portfolio is described in the individual Portfolio sections. There is no assurance that a Portfolio will achieve its objective.

The Sponsor does not manage the Portfolios. You should note that the Sponsor applied the selection criteria to the Securities for inclusion in the Portfolios prior to the Initial Date of Deposit. After this time, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from a Portfolio. In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in a Portfolio, taken as a whole, which are represented by the Units.

RISK FACTORS

All investments involve risk. This section describes the main risks that can impact the value of the securities in the Portfolios. You should understand these risks before you invest. If the value of the securities falls, the value of your Units will also fall. We cannot guarantee that your Portfolio will achieve its objective or that your investment return will be positive over any period.

Market Risk. Market risk is the risk that the value of the securities in your Portfolio will fluctuate. This could cause the value of your Units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security’s issuer, perceptions of the issuer, or ratings on a security of the issuer. The imposition of tariffs, trade restrictions, currency restrictions or similar actions (or retaliatory measures taken in response to such actions), or the threat or potential of one or more such events and developments, could lead to price volatility and overall declines in the US and global investment markets. Additionally, certain geopolitical and other events, including environmental events and public health events such as epidemics and pandemics, may have a global impact and add to instability in world economies and markets generally. Changing economic, political or financial market conditions in one country or geographic region could adversely affect the market value of the securities held by your Portfolio in a different country or geographic region due to increasingly interconnected global economies and financial markets.

Geopolitical conflicts, military actions, terrorism, sanctions, trade restrictions and other international events may adversely affect regional and global economies and financial markets. Such events may increase market volatility, reduce liquidity, disrupt trade and supply chains and adversely affect particular countries, regions, sectors or issuers, including issuers without direct exposure to the affected areas. The duration and effects of such events are difficult to predict and may negatively affect your Portfolio’s performance and the value of an investment in your Portfolio.

Even though your Portfolio is supervised, you should remember that we do not manage your Portfolio. Your Portfolio will not sell a security solely because the market value falls as is possible in a managed fund.

Dividend and Distribution Payment Risk. Dividend and distribution payment risk is the risk that an issuer of a security is unwilling or unable to pay dividends or issue distributions on a security. Stocks represent ownership interests in the issuers and are not obligations of the issuers. As applicable, master limited partnerships in the Energy Portfolio issue periodic distributions and do not declare dividends, as discussed below in “Master Limited Partnership Risk”. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer’s board of directors and the amount of any dividend may vary over time. If dividends or distributions received by your Portfolio are insufficient to cover expenses, redemptions or other Portfolio costs, it may be necessary for the Portfolio to sell Securities to cover such expenses, redemptions or other costs. Any such sales may result in capital gains or losses to you. See “Taxation”.

Master Limited Partnership Risk. The Energy Portfolio invests in master limited partnerships (“MLPs”). MLPs are generally organized as limited partnerships or limited liability companies that are taxed as partnerships and whose equity shares (limited partnership units or limited liability company units) are traded on securities exchanges like shares of common stock. An MLP generally consists of a general partner and limited partners. The general partner manages the partnership, has an ownership stake in the partnership (generally around 2%) and may hold incentive distribution rights, which entitle the general partner to a higher percentage of cash distributions as cash flows grow over time. The limited partners own the majority of the shares in an MLP, but generally do not have a role in the operation and management of the partnership and do not have voting rights. MLPs generally distribute nearly all of their income to investors (generally around 90%) in the form of quarterly distributions. MLPs are not required to pay out a certain percentage of income but are able to do so because they do not pay corporate taxes.

Currently, most MLPs operate in the energy sector, with a particular emphasis on the midstream sector of the energy value chain, which includes the infrastructure necessary to transport, refine and store oil and gas. Investments in MLP interests are subject to the risks generally applicable to companies in the energy sector, including commodity pricing risk, supply and demand risk, depletion risk and exploration risk. In addition, the potential for regulatory or legislative changes that could impact the highly regulated industries in which MLPs invest remains a significant risk to the segment. Since MLPs typically distribute most of their free cash flow, they are often heavily dependent upon access to capital markets to facilitate continued growth. A severe economic downturn could reduce the ability of MLPs to access capital markets and could also reduce profitability by reducing energy demand. Certain MLPs may be subject to additional liquidity risk due to limited trading volumes.

There are certain tax risks associated with MLPs to which your Portfolio may be exposed, including the risk that regulatory or legislative changes could limit or eliminate the tax benefits enjoyed by MLPs. These tax risks, and any adverse determination with respect thereto, could have a negative impact on the after-tax income available for distribution by the MLPs and/or the value of your Portfolio’s investments.

Sector Risks. Each Portfolio invests in a single sector. Any negative impact on the related sector will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of these industries before you invest.

The relative weighting or composition of your Portfolio may change during the life of your Portfolio. Following the Initial Date of Deposit, the Sponsor intends to issue additional Units by depositing in your Portfolio additional securities in a manner consistent with the provisions described in the above section entitled “The Portfolios”. As described in that section, it may not be possible to retain or continue to purchase one or more Securities in your Portfolio. In addition, due to certain limited circumstances described under “Portfolio Administration”, the composition of the Securities in your Portfolio may change. Accordingly, the fluctuations in the relative weighting or composition of your Portfolio may result in concentrations (25% or more of a Portfolio’s assets) in securities of a particular type, sector and/or geographic region. As of the Initial Date of Deposit, each Portfolio was significantly invested in the following to the extent described below.

Energy Issuers. The Energy Portfolio invests exclusively in energy companies and MLPs. Energy companies can be significantly impacted by fluctuations in the prices of energy fuels, such as crude oil, natural gas, and other fossil fuels. Extended periods of low energy fuel prices can have a material adverse impact on an energy company’s financial condition and results of operations. The prices of energy fuels can be materially impacted by general economic conditions, demand for energy fuels, industry inventory levels, production quotas or other actions that might be imposed by the Organization of Petroleum Exporting Countries (OPEC), weather-related disruptions and damage, competing fuel prices, and geopolitical risks. Recently, the price of crude oil, natural gas and other fossil fuels has declined substantially and experienced significant volatility, which has adversely impacted energy companies and their stock prices and dividends. The price of energy fuels may decline further and have further adverse effects on energy companies.

Some energy companies depend on their ability to find and acquire additional energy reserves. The exploration and recovery process involves significant operating hazards and can be very costly. An energy company has no assurance that it will find reserves or that any reserves found will be economically recoverable.

The energy sector also faces substantial government regulation, including environmental regulation regarding air emissions and disposal of hazardous materials. These regulations may increase costs and limit production and usage of certain fuels. Additionally, governments have been increasing their attention to issues related to greenhouse gas (“GHG”) emissions and climate change, and regulatory measures to limit or reduce GHG emissions are currently in various stages of discussion or implementation. GHG emissions-related regulations could substantially harm energy companies, including by reducing the demand for energy fuels and increasing compliance costs. Energy companies also face risks related to political conditions in oil producing regions (such as the Middle East). Political instability or war in these regions could negatively impact energy companies.

The operations of energy companies can be disrupted by natural or human factors beyond the control of the energy company. These include hurricanes, floods, severe storms, and other weather events, civil unrest, accidents, war, earthquakes, fire, political events, systems failures, terrorist attacks and global health events such as epidemics and pandemics, any of which could result in suspension of operations. Energy companies also face certain hazards inherent to operating in their particular industry, such as accidental releases of energy fuels or other hazardous materials, explosions, and mechanical failures, which can result in environmental damage, loss of life, loss of revenues, legal liability and/or disruption of operations.

Financial Services Issuers. The Financial Institutions Portfolio invests exclusively in financial services companies. Companies in the financial services sector include, but are not limited to, companies involved in activities such as banking, mortgage finance, consumer finance, specialized finance, industrial finance and leasing, investment banking and brokerage, asset management and custody, corporate lending, insurance, and financial investment. In general, financial services issuers are substantially affected by changes in economic and market conditions, including: the liquidity and volatility levels in the global financial markets; interest rates, as well as currency and commodities prices; investor sentiment; the rate of corporate and consumer defaults; inflation and unemployment; the availability and cost of capital and credit; exposure to various geographic markets or in commercial and residential real estate; competition from new entrants in their fields of business; extensive government regulation; and the overall health of the U.S. and international economies. Due to the wide variety of companies in the financial services sector, they may behave and react in different ways in response to changes in economic and market conditions.

Companies in the financial services sector are subject to several distinct risks. Such companies may be subject to systemic risk, which may result due to factors outside the control of a particular financial institution — like the failure of another, significant financial institution or material disruptions to the credit markets — that could adversely affect the ability of the financial institution to operate normally or may impair its financial condition. Financial services companies are typically affected by changes in interest rates, and may be disproportionately affected as a result of volatile and/ or rising interest rates.

Certain financial services companies may themselves have concentrated portfolios, which makes them vulnerable to economic conditions that affect that sector. Companies in this sector are often subject to credit risk, meaning they may have exposure to investments or agreements which under certain circumstances may lead to losses.

The financial services sector may be adversely affected by global developments including recessionary conditions, deterioration in the credit markets and concerns over sovereign debt. This may increase the credit risk, and the possibility of default, of bonds issued by such institutions faced with these problems. In addition, the liquidity of certain debt instruments may be reduced or eliminated due to the lack of available market makers. There can be no assurance that the risks associated with investment in financial services issuers will decrease even assuming that the U.S. and/or foreign governments and agencies take steps to address problems that may arise.

Most financial services companies are subject to extensive governmental regulation, which limits their activities and may affect their ability to earn a profit from a given line of business. This also exposes financial services issuers to regulatory risk, where certain financial services companies may suffer setbacks if regulators change the rules under which they operate. Challenging economic and political conditions, along with increased public scrutiny during the past several years, led to new legislation and increased regulation in the U.S. and abroad, creating additional difficulties for financial institutions. Regulatory initiatives and requirements that were proposed around the world may be inconsistent or may conflict with previous regulations to which financial services issuers were subject, thereby resulting in higher compliance and legal costs, as well as the potential for higher operational, capital and liquidity costs. Proposed or enacted regulations may further limit the amounts and types of loans and other financial commitments certain financial services issuers can make, and further, may limit the interest rates and fees they can charge, the prices they can charge and the amount of capital they must maintain. These laws and regulations may affect the manner in which a particular financial institution does business and the products and services it may provide. Increased regulation may restrict a company’s ability to compete in its current businesses or to enter into or acquire new businesses. New regulations may reduce or limit a company’s revenue or impose additional fees, limit the scope of their activities, increase assessments or taxes on those companies and intensify regulatory supervision, adversely affecting business operations or leading to other negative consequences.

Among the most prominent pieces of U.S. legislation following the 2008 financial crisis was the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), enacted into federal law on July 21, 2010. The Dodd-Frank Act included reforms and refinements to modernize existing laws to address emerging risks and issues in the nation’s evolving financial system. It also established entirely new regulatory regimes, including in areas such as systemic risk regulation, over-the-counter derivatives market oversight, and federal consumer protection. The Dodd-Frank Act intended to cover virtually all participants in the financial services sector for years to come, including banks, thrifts, depository institution holding companies, mortgage lenders, insurance companies, industrial loan companies, broker-dealers and other securities and investment advisory firms, private equity and hedge funds, consumers, numerous federal agencies and the federal regulatory structure. In particular, certain provisions of the Dodd-Frank Act increased the capital requirements of certain financial services companies supervised by the Federal Reserve, resulting in such companies incurring generally higher deposit premiums. These types of regulatory changes led to some adverse effects on certain financial services issuers and decreases in such issuers’ profits or revenues.

The Economic Growth, Regulatory Relief and Consumer Protection Act (the “Relief Act”), enacted into federal law on May 23, 2018, introduced changes on several aspects of the U.S. financial sector. The Relief Act dilutes some of the stringent regulations imposed by the Dodd-Frank Act and aims to make things easier for small-and medium-sized U.S. banks – however, all banks will remain regulated. Although the Relief Act has resulted in the roll-back of certain provisions of the Dodd-Frank Act, the Sponsor is unable to predict whether financial services issuers will be further impacted by the law.

Financial services companies operating in foreign countries are also subject to regulatory and interest rate concerns. In particular, government regulation in certain foreign countries may include controls on interest rates, credit availability, prices and currency transfers. The departure of any EU member from use of the Euro could lead to serious disruptions to foreign exchanges, operations and settlements, which may have an adverse effect on financial services issuers. No one can predict the impact that these factors could have on the securities held by your Portfolio.

Commercial banks (including “money center” regional and community banks), savings and loan associations and holding companies of the foregoing are especially subject to adverse effects of volatile interest rates, concentrations of loans in particular industries or classifications (such as real estate, energy, or sub-prime mortgages), and significant competition. The profitability of these businesses is to a significant degree dependent on the availability and cost of capital funds. Economic conditions in the real estate market may have a particularly strong effect on certain banks and savings associations. Commercial banks and savings associations are subject to extensive federal and, in many instances, state regulation. Neither such extensive regulation nor the federal insurance of deposits ensures the solvency or profitability of companies in this industry, and there is no assurance against losses in securities issued by such companies.

Insurance companies are particularly subject to government regulation and rate setting, potential antitrust and tax law changes, and industry-wide pricing and competition cycles. Property and casualty insurance companies also may be affected by weather, terrorism, long-term climate changes, and other catastrophes. Life and health insurance companies may be affected by mortality and morbidity rates, including the effects of epidemics. Individual insurance companies may be exposed to reserve inadequacies, problems in investment portfolios (for example, real estate or “junk” bond holdings) and failures of reinsurance carriers.

Many of the investment considerations discussed in connection with banks and insurance companies also apply to other financial services companies. These companies are subject to extensive regulation, rapid business changes, and volatile performance dependent on the availability and cost of capital and prevailing interest rates and significant competition. General economic conditions significantly affect these companies. Credit and other losses resulting from the financial difficulty of borrowers or other third parties have a potentially adverse effect on companies in this industry. Investment banking, securities brokerage and investment advisory companies are particularly subject to government regulation and the risks inherent in securities trading and underwriting activities.

The financial condition of customers, clients and counterparties, including other financial institutions, could adversely affect financial services issuers. Financial services issuers are interrelated as a result of market making, trading, clearing or other counterparty relationships. Many of these transactions expose financial services issuers to credit risk as a result of the actions of, or deterioration in, the commercial soundness of other counterparty financial institutions. Economic and market conditions may increase credit exposures due to the increased risk of customer, client or counterparty default. Downgrades to the credit ratings of financial services issuers could have a negative effect on liquidity, cash flows, competitive position, financial condition and results of operations by significantly limiting access to funding or capital markets, increasing borrowing costs or triggering increased collateral requirements. Financial services issuers face significant legal risk, both from regulatory investigations and proceedings, as well as private actions. Profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressure to compete globally. Financial services companies are frequent targets of cybersecurity threats, which may result in operational disruption, financial loss and reputational harm, including through incidents affecting their service providers.

Healthcare Issuers. The Diversified Healthcare Portfolio invests exclusively in healthcare companies. These issuers include companies involved in advanced medical devices and instruments, drugs and biotechnology, managed care, hospital management/health services and medical supplies. Companies in the healthcare sector are subject to extensive government regulation, which can have a significant impact on their profitability, and may be impacted by any reductions in government funding for health care related research.

Healthcare companies also face the risk of increasing competition from new products or services, generic drug sales, and product obsolescence. The research and development costs of bringing a new drug or medical product to market are substantial and this process involves lengthy government review with no guarantee that the product will ever come to market. The failure to gain approval for a new drug or product can have a substantial negative effect on a company and its stock.

Companies in the healthcare sector are also heavily dependent on obtaining and defending patents, which may be time consuming and costly, and the expiration of patents may also adversely affect the profitability of these companies.

Additionally, the goods and services of healthcare issuers are subject to risks of malpractice claims, product liability claims or other litigation.

Healthcare facility operators face risks related to demand for services, the ability of the facility to provide required services, an increased emphasis on outpatient services, confidence in the facility, management capabilities, competitive forces that may result in price discounting, efforts by insurers and government agencies to limit rates, expenses, the cost and possible unavailability of malpractice insurance, and termination or restriction of government financial assistance (such as Medicare, Medicaid or similar programs). Health care issuers are also increasingly dependent on electronic health records and connected medical devices, exposing them to cybersecurity and data privacy risks.

Real Estate Investment Trusts. The REIT Income Portfolio invests exclusively in real estate companies which consists primarily of real estate investment trusts (“REITs”), and, to a lesser extent, real estate operating companies (“REOCs”). Any negative impact on the REIT sector will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of REITs before you invest. Many factors can have an adverse impact on the performance of a particular REIT, including its cash available for distribution, the credit quality of a particular REIT or the real estate sector generally. The success of REITs depends on various factors, including the quality of property management, occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties. Economic recession, over-building, tax law changes, environmental issues, higher interest rates or excessive speculation can all negatively impact REITs, their future earnings and share prices.

Risks associated with the direct ownership of real estate include, among other factors,

•	general U.S. and global as well as local economic conditions,
•	decline in real estate values,
•	possible lack of availability of mortgage funds,
•	the financial health of tenants,
•	over-building and increased competition for tenants,
•	over-supply of properties for sale,
•	changing demographics,
•	changes in interest rates, tax rates and other operating expenses,
•	changes in government regulations,
•	faulty construction and the ongoing need for capital improvements,
•	regulatory and judicial requirements, including relating to liability for environmental hazards,
•	the ongoing financial strength and viability of government sponsored enterprises, such as Fannie Mae and Freddie Mac,
•	changes in neighborhood values and buyer demand, and
•	the unavailability of construction financing or mortgage loans at rates acceptable to developers.

Variations in rental income and space availability and vacancy rates in terms of supply and demand, in addition to declining occupancy rates in commercial real estate, are additional factors affecting real estate generally and REITs in particular. Properties owned by a REIT may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs.

You should also be aware that REITs may not be diversified and are subject to the risks of financing projects. The real estate sector may be cyclical, and, if your Portfolio acquires REIT Securities at or near the top of the cycle, there is increased risk of a decline in value of the REIT Securities during the life of your Portfolio. REITs are also subject to defaults by borrowers and the market’s perception of the REIT sector generally.

Because of their structure, and the legal requirement that they distribute at least 90% of their taxable income to shareholders annually, REITs require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, REITs historically have frequently issued substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may have adversely affected REIT equity share market prices. Both existing and new share issuances may have an adverse effect on these prices in the future, especially when REITs continue to issue stock when real estate prices are relatively high and stock prices are relatively low.

Utility Issuers. The Utility Income Portfolio invests exclusively in utility companies or in companies related to the utilities sector. Many utility companies, especially electric and gas and other energy related utility companies, are subject to various uncertainties, including:

•	Risks of increases in fuel and other operating costs;
•	Restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations;
•	Regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer;
•	Changes in energy demand, conservation and efficiency trends;
•	Rapid growth in electricity demand from large-load consumers, including data centers, which may require significant investment and create reliability and regulatory risks;
•	Technological innovations which may render existing plants, equipment or products obsolete;
•	The effects of unusual, unexpected or abnormal local weather;
•	Maturing markets and difficulty in expanding to new markets due to regulatory and other factors;
•	The potential impact of natural or manmade disasters;
•	Difficulty obtaining adequate returns on invested capital, even if frequent rate increases are approved by public service commissions;
•	The high cost of obtaining financing during periods of inflation;
•	Difficulties of the capital markets in absorbing utility debt and equity securities;
•	Increased competition; and
•	Geopolitical developments.

Any of these factors, alone or in combination of these factors, could affect the supply of or demand for energy or water, or the ability of the issuers and/or customers to pay for such services, which could adversely affect the profitability of the issuers of the Securities and the performance of your Portfolio.

Utility companies are subject to extensive regulation at the federal level in the United States, and many are regulated at the state level as well. The value of utility company stocks may decline because governmental regulation affecting the utilities sector can change. This regulation may prevent or delay the utility company from passing along cost increases to its customers, which could hinder the utility company’s ability to meet its obligations to its suppliers and could lead to the taking of measures, including the acceleration of obligations or the institution of involuntary bankruptcy proceedings, by its creditors against such utility company. Furthermore, regulatory authorities, which may be subject to political and other pressures, may not grant future rate increases, or may impose accounting or operational policies, any of which could adversely affect a company’s profitability and its stock price.

Certain utility companies have experienced full or partial deregulation in recent years. These utility companies are frequently more similar to industrial companies in that they are subject to greater competition and have been permitted by regulators to diversify outside of their original geographic regions and their traditional lines of business. These opportunities may permit certain utility companies to earn more than their traditional regulated rates of return. Some companies, however, may be forced to defend their core business and may be less profitable. While regulated providers tend to have regulated returns, non-regulated providers’ returns are not regulated and generally are more volatile. These developments have reduced stability of cash flows in those states with non-regulated providers and could impact the short-term earnings potential of some in this sector. These trends have also made shares of some utility companies less sensitive to interest rate changes but more sensitive to changes in revenue and earnings and caused them to reduce the ratio of their earnings they pay out as dividends.

Certain utilities companies face risks associated with the operation of nuclear facilities for electric generation, including, among other considerations, litigation, the problems associated with the use of radioactive materials and the effects of natural or man-made disasters. In general, certain utility companies may face additional regulation and litigation regarding their power plant operations, increased costs from new or greater regulation of these operations, and expenses related to the purchase of emissions control equipment.

Foreign Issuers. The Diversified Healthcare Portfolio and the Energy Portfolio may invest in stocks of foreign companies. These Portfolios involve additional risks that differ from an investment in domestic stocks. These risks include the risk of losses due to future political and economic developments, international trade conditions, foreign withholding taxes and restrictions on foreign investments or exchange of securities, foreign currency fluctuations or restriction on exchange or repatriation of currencies.

The political, economic and social structures of some foreign countries may be less stable and more volatile than those in the U.S. Investments in these countries may be subject to the risks of internal and external conflicts, currency devaluations, foreign ownership limitations and tax increases. It is possible that a government may take over the assets or operations of a company or impose restrictions on the exchange or export of currency or other assets. Some countries also may have different legal systems that may make it difficult for a Portfolio to vote proxies, exercise investor rights, and pursue legal remedies with respect to its foreign investments. Diplomatic and political developments, including rapid and adverse political changes, social instability, regional conflicts, terrorism and war, could affect the economies, industries, and securities and currency markets, and the value of a Portfolio’s investments, in non-U.S. countries. No one can predict the impact that these factors could have on a Portfolio’s securities.

In addition, for foreign securities of European issuers, the departure of any EU member from use of the Euro could lead to serious disruptions to foreign exchanges, operations and settlements, which may have an adverse effect on European issuers. No one can predict the impact that these factors could have on the securities held by your Portfolio.

Certain stocks may be held in the form of American Depositary Receipts (“ADRs”), Global Depositary Receipts (“GDRs”), or other similar receipts. ADRs and GDRs represent receipts for foreign common stock deposited with a custodian (which may include the Trustee). The ADRs in your Portfolio, if any, trade in the U.S. in U.S. dollars and are registered with the Securities and Exchange Commission (“SEC”). GDRs are receipts, issued by foreign banks or trust companies, or foreign branches of U.S. banks, that represent an interest in shares of either a foreign or U.S. corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. ADRs and GDRs generally involve the same types of risks as foreign common stock held directly. Some ADRs and GDRs may experience less liquidity than the underlying common stocks traded in their home market. The Portfolios may invest in sponsored or unsponsored ADRs. Unlike a sponsored ADR where the depositary has an exclusive relationship with the foreign issuer, an unsponsored ADR may be created by a depositary institution independently and without the cooperation of the foreign issuer. Consequently, information concerning the foreign issuer may be less current or reliable for an unsponsored ADR and the price of an unsponsored ADR may be more volatile than if it was a sponsored ADR. Depositaries of unsponsored ADRs are not required to distribute shareholder communications received from the foreign issuer or to pass through voting rights to its holders. The holders of unsponsored ADRs generally bear all the costs associated with establishing the unsponsored ADR, whereas the foreign issuers typically bear certain costs in a sponsored ADR.

Foreign companies may not be subject to the same disclosure, accounting, auditing and financial reporting standards and practices as U.S. companies. Thus, there may be less information publicly available about foreign companies than about most U.S. companies.

Certain foreign securities may be less liquid (harder to sell) and more volatile than many U.S. securities. This means a Portfolio may at times be unable to sell foreign securities in a timely manner or at favorable prices.

Smaller Capitalization Companies. Your Portfolio may invest in stocks of small capitalization and mid capitalization (collectively “smaller cap”) companies. Smaller capitalization companies may involve greater risk than investing in stocks of larger capitalization companies, since they can be subject to more abrupt or erratic price movements. Many smaller cap companies will have had their securities publicly traded, if at all, for only a short period of time and will not have had the opportunity to establish a reliable trading pattern through economic cycles. The price volatility of smaller cap companies is relatively higher than larger, older and more mature companies. This greater price volatility of smaller cap companies may result from the fact that there may be less market liquidity, less information publicly available or fewer investors who monitor the activities of these companies. In addition, the market prices of these securities may exhibit more sensitivity to changes in industry or general economic conditions. Some smaller cap companies will not have been in existence long enough to experience economic cycles or to demonstrate whether they are sufficiently well managed to survive downturns or inflationary periods. Further, a variety of factors may affect the success of a company's business beyond the ability of its management to prepare or compensate for them, including domestic and international political developments, government trade and fiscal policies, patterns of trade and war or other military conflict which may affect industries or markets or the economy generally.

Liquidity Risk. Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent. The market for certain investments may become less liquid or illiquid due to adverse changes in the conditions of a particular issuer or due to adverse market or economic conditions. In the absence of a liquid trading market for a particular security, the price at which such security may be sold to meet redemptions, as well as the value of the Units of your Portfolio, may be adversely affected. No one can guarantee that a liquid trading market will exist for any security.

Cybersecurity Risk. With the increased use of technologies such as the Internet to conduct business, your Portfolio may be susceptible to operational, information security and related risks. Cybersecurity incidents involving your Portfolio and its service providers (including, without limitation, the Sponsor and the Trustee) have the ability to cause disruptions and impact business operations, potentially resulting in financial losses, impediments to trading, the inability of Unitholders to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, and/or additional compliance costs. Similar adverse consequences could result from cybersecurity incidents affecting issuers of securities in which your Portfolio invests, counterparties with which your Portfolio engages, governmental and other regulatory authorities, exchanges and other financial market operators, banks, brokers, dealers, insurance companies, other financial institutions and other parties. Your Portfolio and its Unitholders could be negatively impacted as a result.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Portfolios or on the tax treatment of your Portfolio or of your investment in a Portfolio. In addition, litigation regarding any of the issuers of the Securities or of the industries represented by these issuers may negatively impact the share prices of these Securities. No one can predict what impact any pending or threatened litigation will have on the share prices of the Securities.

No FDIC Guarantee. An investment in your Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PUBLIC OFFERING

General. Units are offered at the Public Offering Price which consists of the net asset value per Unit plus organization costs plus the sales charge. The net asset value per Unit is the value of the securities, cash and other assets in your Portfolio reduced by the liabilities of the Portfolio divided by the total Units outstanding. The maximum sales charge equals 2.75% of the Public Offering Price per Unit (2.828% of the aggregate offering price of the Securities) at the time of purchase.

The initial sales charge is the difference between the total sales charge amount (maximum of 2.75% of the Public Offering Price per Unit) and the sum of the remaining fixed dollar deferred sales charge and the fixed dollar creation and development fee (initially $0.275 per Unit). Depending on the Public Offering Price per Unit, you pay the initial sales charge at the time you buy Units. The deferred sales charge is fixed at $0.225 per Unit. Your Portfolio pays the deferred sales charge in installments as described in the “Fee Table.” If any deferred sales charge payment date is not a business day, we will charge the payment on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay that portion of the payments not yet collected. If you redeem or sell your Units prior to collection of the total deferred sales charge, you will pay any remaining deferred sales charge upon redemption or sale of your Units. The initial and deferred sales charges are referred to as the “transactional sales charge.” The transactional sales charge does not include the creation and development fee which compensates the Sponsor for creating and developing your Portfolio and is described under “Expenses.” The creation and development fee is fixed at $0.05 per Unit. Your Portfolio pays the creation and development fee as of the close of the initial offering period as described in the “Fee Table.” If you redeem or sell your Units prior to collection of the creation and development fee, you will not pay the creation and development fee upon redemption or sale of your Units. After the initial offering period the maximum sales charge will be reduced by 0.50%, reflecting the previous collection of the creation and development fee. Because the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, the actual charges will exceed the percentages shown in the “Fee Table” if the Public Offering Price per Unit falls below $10 and will be less than the percentages shown in the “Fee Table” if the Public Offering Price per Unit exceeds $10. In no event will the maximum total sales charge exceed 2.75% of the Public Offering Price per Unit.

The “Fee Table” shows the sales charge calculation at a $10 Public Offering Price per Unit. At a $10 Public Offering Price, there is no initial sales charge during the initial offering period. If the Public Offering Price exceeds $10 per Unit, you will pay an initial sales charge equal to the difference between the total sales charge and the sum of the remaining deferred sales charge and the creation and development fee. For example, if the Public Offering Price per Unit rose to $14, the maximum sales charge would be $0.385 (2.75% of the Public Offering Price per Unit), consisting of an initial sales charge of $0.110, a deferred sales charge of $0.225 and the creation and development fee of $0.050. Since the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of any decrease in net asset value. However, if the Public Offering Price per Unit falls to the extent that the maximum sales charge percentage results in a dollar amount that is less than the combined fixed dollar amounts of the deferred sales charge and creation and development fee, your initial sales charge will be a credit equal to the amount by which these fixed dollar charges exceed your sales charge at the time you buy Units. In such a situation, the value of securities per Unit would exceed the Public Offering Price per Unit by the amount of the initial sales charge credit and the value of those securities will fluctuate, which could result in a benefit or detriment to Unitholders that purchase Units at that price. The initial sales charge credit is paid by the Sponsor and is not paid by your Portfolio. If the Public Offering Price per Unit fell to $6, the maximum sales charge would be $0.165 (2.75% of the Public Offering Price per Unit), which consists of an initial sales charge (credit) of -$0.110, a deferred sales charge of $0.225 and a creation and development fee of $0.050.

The actual sales charge that may be paid by an investor may differ slightly from the sales charges shown herein due to rounding that occurs in the calculation of the Public Offering Price and in the number of Units purchased.

The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. Certain broker-dealers or selling firms may charge an order handling fee for processing Unit purchases.

Reducing Your Sales Charge. The Sponsor offers ways for you to reduce the sales charge that you pay. It is your financial professional’s responsibility to alert the Sponsor of any discount when you purchase Units. Before you purchase Units you must also inform your financial professional of your qualification for any discount to be eligible for a reduced sales charge. Since the deferred sales charges and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales charge is less than the fixed dollar amounts of the deferred sales charges and creation and development fee, you will receive a credit equal to the difference between your total sales charge and these fixed dollar charges at the time you buy Units.

Fee Accounts. Investors may purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive “fee based” charge (“Fee Based”) is imposed (“Fee Accounts”). If Units of a Portfolio are purchased for a Fee Account and the Portfolio is subject to a Fee Based charge (i.e., the Portfolio is “Fee Based Eligible”), then the purchase will not be subject to the transactional sales charge but will be subject to the creation and development fee of $0.05 per Unit that is retained by the Sponsor. Please refer to the section called “Fee Accounts” for additional information on these purchases. The Sponsor reserves the right to limit or deny purchases of Units described in this paragraph by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio. Fee Based Eligible Units are not eligible for any sales charge discounts in addition to that which is described in this paragraph and under the “Fee Accounts” section found below.

Certain Self-Directed Brokerage Platforms. Purchases of Units through E*TRADE and/or any other Morgan Stanley self-directed brokerage platform will be executed at the Public Offering Price less the applicable dealer concession.

Employees. Employees, officers and directors (including their spouses (or the equivalent if recognized under local law) and children or step-children under 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons) of Invesco Capital Markets, Inc. and its affiliates, and dealers and their affiliates may purchase Units at the Public Offering Price less the applicable dealer concession. All employee discounts are subject to the policies of the related selling firm, including any eligibility limitations enforced by the selling firm. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

Distribution Reinvestments. We do not charge any sales charge when you reinvest distributions from your Portfolio into additional Units of your Portfolio. Since the deferred sales charge and creation and development fee are fixed dollar amounts per unit, your Portfolio must charge these amounts per unit regardless of this discount. If you elect to reinvest distributions, the Sponsor will credit you with additional Units with a dollar value sufficient to cover the amount of any remaining deferred sales charge and creation and development fee that will be collected on such Units at the time of reinvestment. The dollar value of these Units will fluctuate over time.

Unit Price. The Public Offering Price of Units will vary from the amounts stated under “Essential Information” in accordance with fluctuations in the prices of the underlying Securities in the Portfolios. The initial price of the Securities upon deposit by the Sponsor was determined by the Evaluator. The Evaluator will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. The Evaluation Time is the close of the New York Stock Exchange on each business day. The term “business day”, as used herein and under “Rights of Unitholders--Redemption of Units”, means any day on which the New York Stock Exchange is open for regular trading. The Public Offering Price per Unit will be effective for all orders received prior to the Evaluation Time on each business day. Orders received by the Sponsor prior to the Evaluation Time and orders received by authorized financial professionals prior to the Evaluation Time that are properly transmitted to the Sponsor by the time designated by the Sponsor, are priced based on the date of receipt. Orders received by the Sponsor after the Evaluation Time, and orders received by authorized financial professionals after the Evaluation Time or orders received by such persons that are not transmitted to the Sponsor until after the time designated by the Sponsor, are priced based on the date of the next determined Public Offering Price per Unit provided they are received timely by the Sponsor on such date. It is the responsibility of authorized financial professionals to transmit orders received by them to the Sponsor so they will be received in a timely manner.

The value of portfolio securities is based on the securities’ market price when available. When a market price is not readily available, including circumstances under which the Evaluator determines that a security’s market price is not accurate, a portfolio security is valued at its fair value, as determined under procedures established by the Evaluator or an independent pricing service used by the Evaluator. In these cases, a Portfolio’s net asset value will reflect certain portfolio securities’ fair value rather than their market price. With respect to securities that are primarily listed on foreign exchanges, the value of the portfolio securities may change on days when you will not be able to purchase or sell Units. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The Sponsor will provide price dissemination and oversight services to the Portfolios.

During the initial offering period, part of the Public Offering Price represents an amount that will pay the costs incurred in establishing your Portfolio. These costs include the costs of preparing documents relating to your Portfolio (such as the registration statement, prospectus, trust agreement and legal documents), federal and state registration fees, the initial fees and expenses of the Trustee and the initial audit. Your Portfolio will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, if earlier. The value of your Units will decline when your Portfolio pays these costs.

Unit Distribution. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this prospectus at the secondary market Public Offering Price in the manner described above.

Unit Sales Concessions. Brokers, dealers and others will be allowed a regular concession or agency commission in connection with the distribution of Units during the initial offering period of 2.00% of the Public Offering Price per Unit.

Volume Concession Based Upon Annual Sales. As described below, broker-dealers and other selling agents may in certain cases be eligible for an additional concession based upon their annual eligible sales of all Invesco fixed income and equity unit investment trusts. Eligible sales include all units of any Invesco unit investment trust underwritten or purchased directly from Invesco during a trust’s initial offering period. For purposes of this concession, trusts designated as either “Invesco Unit Trusts, Taxable Income Series” or “Invesco Unit Trusts, Municipal Series” are fixed income trusts, and trusts designated as “Invesco Unit Trusts Series” are equity trusts. In addition to the regular concessions or agency commissions described above in “Unit Sales Concessions” all broker-dealers and other selling firms will be eligible to receive additional compensation based on total initial offering period sales of all eligible Invesco unit investment trusts during the previous consecutive 12-month period through the end of the most recent month. The Volume Concession, as applicable to equity and fixed income trust units, is set forth in the following table:

	Volume Concession
Total Sales	Equity Trust	Fixed Income
(in millions)	Units	Trust Units
$25 but less than $100	0.035%	0.100%
$100 but less than $150	0.050	0.100
$150 but less than $250	0.075	0.100
$250 but less than $1,000	0.100	0.100
$1,000 but less than $5,000	0.125	0.100
$5,000 but less than $7,500	0.150	0.100
$7,500 or more	0.175	0.100

Broker-dealers and other selling firms will not receive the Volume Concession on the sale of units purchased in Fee Accounts, however, such sales will be included in determining whether a firm has met the sales level breakpoints set forth in the Volume Concession table above. Secondary market sales of all unit investment trusts are excluded for purposes of the Volume Concession. Eligible dealer firms and other selling agents include clearing firms that place orders with Invesco and provide Invesco with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker-dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of the concessions or agency commissions from time to time. For a trust to be eligible for this additional compensation, the trust’s prospectus must include disclosure related to this additional compensation.

Additional Information. Except as provided in this section, any sales charge discount provided to investors will be borne by the selling broker-dealer or agent. For all secondary market transactions the total concession or agency commission will amount to 80% of the applicable sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

We may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell Units of these Portfolios and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the Portfolios and our other products. Fees may include payment for travel expenses, including lodging, incurred in connection with trips taken by invited registered representatives for meetings or seminars of a business nature. These arrangements will not change the price you pay for your Units.

Sponsor Compensation. The Sponsor will receive the total sales charge applicable to each transaction. Except as provided under “Unit Distribution,” any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to each Portfolio on the Initial Date of Deposit as well as on subsequent deposits. The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of fluctuations in the market value of Units held by the Sponsor for sale to the public. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor’s business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934, as amended (“1934 Act”).

The Sponsor or an affiliate may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.

Market for Units. Although it is not obligated to do so, the Sponsor may maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under “Right of Unitholders--Redemption of Units”). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See “Rights of Unitholders--Redemption of Units”. Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any Units tendered for redemption. If the Sponsor’s bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

RETIREMENT ACCOUNTS

Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans’ provisions and does not itself establish such plans.

FEE ACCOUNTS

As described above, Units may be available for purchase by investors in Fee Accounts where the Portfolio is Fee Based Eligible. You should consult your financial professional to determine whether you can benefit from these accounts. This table illustrates the sales charge you will pay if the Portfolio is Fee Based Eligible as a percentage of the initial Public Offering Price per Unit on the Initial Date of Deposit (the percentage will vary thereafter).

Initial sales charge	0.00%
Deferred sales charge	0.00
Transactional sales charge	0.00%
Creation and development fee	0.50%
Total sales charge	0.50%

You should consult the “Public Offering--Reducing Your Sales Charge” section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts. The Sponsor reserves the right to limit or deny purchases of Units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio. To purchase Units in these Fee Accounts, your financial professional must purchase Units designated with one of the Fee Based CUSIP numbers set forth under “Essential Information,” either Fee Based Cash for cash distributions or Fee Based Reinvest for the reinvestment of distributions in additional Units, if available. See “Rights of Unitholders--Reinvestment Option.”

RIGHTS OF UNITHOLDERS

Distributions. Dividends, interest and other distributions of income received (prorated on an annual basis in the case of the REIT Income Portfolio and Utility Income Portfolio), net of expenses, and any net proceeds from the sale of Securities received by a Portfolio will generally be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates appear under “Essential Information”. Distributions made by the MLPs and REIT shares in a Portfolio include ordinary income, but may also include sources other than ordinary income such as returns of capital, loan proceeds, short-term capital gains and long-term capital gains (see “Taxation--Distributions”). In addition, the Portfolios will generally make required distributions at the end of each year because each is structured as a “regulated investment company” for federal tax purposes. Unitholders will also receive a final distribution of income when their Portfolio terminates. A person becomes a Unitholder of record on the date of settlement (generally one business day, or as otherwise may be required by the applicable rules under the 1934 Act). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. See “Rights of Unitholders--Reinvestment Option”.

Dividends, interest and other distributions of income received by a Portfolio are credited to the Income Account of the Portfolio. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders unless the Sponsor directs that such proceeds be reinvested in accordance with the Trust Agreement. Proceeds received from the disposition of any Securities after a Record Date and prior to the following Distribution Date will be held in the Capital Account and not distributed until the next Distribution Date. Any distribution to Unitholders consists of each Unitholder’s pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.

The income distribution to the Unitholders of the REIT Income Portfolio and Utility Income Portfolio as of each Record Date will be made on the following Distribution Date or shortly thereafter and shall consist of an amount substantially equal to such portion of each Unitholder’s pro rata share of the estimated net annual income distributions in the Income Account. Because income payments are not received by these Portfolios at a constant rate throughout the year, such distributions to Unitholders may be more or less than the amount credited to the Income Account as of the Record Date. For the purpose of minimizing fluctuation in the distributions from the Income Account, the Trustee is authorized to advance such amounts as may be necessary to provide income distributions of approximately equal amounts. The Trustee shall be reimbursed, without interest, for any such advances from funds in the Income Account on the ensuing Record Date.

Historical 12 Month Distributions. The Historical 12 Month Distributions per Unit amount shown under “Essential Information” is based upon the weighted average of the actual distributions paid by the securities included in your Portfolio over the 12 months preceding the Initial Date of Deposit, divided by the Portfolio’s initial public offering price of $10 per Unit. This amount is reduced by the anticipated per Unit fees and expenses which will be incurred when investing in your Portfolio. Dividend payments are not assured and therefore the amount of future dividend income to your Portfolio is uncertain. Accordingly, the actual net annual income distributions you receive per Unit will vary from the Historical 12 Month Distributions amount per Unit due to changes in dividends and distribution amounts paid by issuers, currency fluctuations, the sale of securities to pay any deferred sales charge, Portfolio fees and expenses, and with changes in your Portfolio such as the acquisition, call, maturity or sale of securities. The sale of securities to pay such fees and expenses may cause the amount of your distributions to decrease over your Portfolio’s life. Due to these and various other factors, actual income received by your Portfolio will most likely differ from the most recent dividends or scheduled income payments of the underlying Portfolio securities.

Reinvestment Option. Unitholders may have distributions automatically reinvested in additional Units without a sales charge (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides). The CUSIP numbers for either “Cash” distributions or “Reinvest” for the reinvestment of distributions are set forth under “Essential Information”. Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company (“DTC”) or purchase a Reinvest (or Fee Based Reinvest in the case of Fee Based Eligible Units held in Fee Accounts) CUSIP, if available. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder’s election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. The reinvestment option is not offered during the 30 calendar days prior to termination. If Units are unavailable for reinvestment or this reinvestment option is no longer available, distributions will be paid in cash. Distributions will be taxable to Unitholders if paid in cash or automatically reinvested in additional Units. See “Taxation”.

A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a Distribution Date. The Sponsor shall have the right to suspend or terminate the reinvestment plan at any time. The reinvestment plan is subject to availability or limitation by each broker-dealer or selling firm. Broker-dealers may suspend or terminate the offering of a reinvestment plan at any time. Please contact your financial professional for additional information.

Redemption of Units. All or a portion of your Units may be tendered to The Bank of New York Mellon, the Trustee, for redemption at Unit Investment Trust Division, 111 Sanders Creek Parkway, East Syracuse, New York 13057, on any day the New York Stock Exchange is open. No redemption fee will be charged by the Sponsor or the Trustee, but you are responsible for applicable governmental charges, if any. Units redeemed by the Trustee will be canceled. You may redeem all or a portion of your Units by sending a request for redemption to your bank or broker-dealer through which you hold your Units. No later than one business day, (or as otherwise may be required by the applicable rules under the 1934 Act) following satisfactory tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The “date of tender” is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a business day, the date of tender is deemed to be the next business day. Redemption requests received by authorized financial professionals prior to the Evaluation Time that are properly transmitted to the Trustee by the time designated by the Trustee, are priced based on the date of receipt. Redemption requests received by the Trustee after the Evaluation Time, and redemption requests received by authorized financial professionals after the Evaluation Time or redemption requests received by such persons that are not transmitted to the Trustee until after the time designated by the Trustee, are priced based on the date of the next determined redemption price provided they are received timely by the Trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the Trustee so they will be received in a timely manner. Certain broker-dealers or selling firms may charge an order handling fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such fees.

Unitholders tendering 1,000 or more Units (or such higher amount as may be required by your broker-dealer or selling agent) for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders may not request an in kind distribution during the initial offering period or within 30 calendar days of a Portfolio’s termination. The Portfolios generally will not offer in kind distributions of portfolio securities that are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder’s broker-dealer at DTC. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder’s in kind distribution to facilitate the distribution of whole shares. The in kind distribution option may be modified or discontinued at any time without notice. Notwithstanding the foregoing, if the Unitholder requesting an in kind distribution is the Sponsor or an affiliated person of the Portfolio, the Trustee may make an in kind distribution to such Unitholder provided that no one with a pecuniary incentive to influence the in kind distribution may influence selection of the distributed securities, the distribution must consist of a pro rata distribution of all portfolio securities (with limited exceptions) and the in kind distribution may not favor such affiliated person to the detriment of any other Unitholder. Unitholders will incur transaction costs in liquidating securities received in an in-kind distribution, and any such securities received will be subject to market risk until sold. In the event that any securities received in-kind are illiquid, Unitholders will bear the risk of not being able to sell such securities in the near term, or at all.

The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of a Portfolio will be, and the diversity of a Portfolio may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See “Taxation”.

The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit in each Portfolio determined on the basis of (i) the cash on hand in the Portfolio, (ii) the value of the Securities in the Portfolio and (iii) dividends or other income distributions receivable on the Securities in the Portfolio trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Portfolio, (b) the accrued expenses of the Portfolio (including costs associated with liquidating securities after the end of the initial offering period) and (c) any unpaid deferred sales charge payments. During the initial offering period, the redemption price and the secondary market repurchase price will not be reduced by estimated organization costs or the creation and development fee. For these purposes, the Evaluator will determine the value of the Securities as described under “Public Offering--Unit Price”.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.

Exchange Option. When you redeem Units of your Portfolio or when your Portfolio terminates (see “Rollover” below), you may be able to exchange your Units for units of other Invesco unit trusts. You should contact your financial professional for more information about trusts currently available for exchanges. Before you exchange Units, you should read the prospectus of the new trust carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. A rollover or exchange is a taxable event to you. We may discontinue this option at any time.

Rollover. We may offer a subsequent series of each Portfolio for a Rollover when the Portfolios terminate.

On the Mandatory Termination Date you will have the option to (1) participate in a Rollover and have your Units reinvested into a subsequent trust series or (2) receive a cash distribution.

If you elect to participate in a cash Rollover, your Units will be redeemed on the Mandatory Termination Date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series at the public offering price for the new trust. The Trustee will attempt to sell Securities to satisfy the redemption as quickly as practicable on the Mandatory Termination Date. We do not anticipate that the sale period will be longer than one day, however, certain factors could affect the ability to sell the Securities and could impact the length of the sale period. The liquidity of any Security depends on the daily trading volume of the Security and the amount available for redemption and reinvestment on any day.

We may make subsequent trust series available for sale at various times during the year. Of course, we cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as the current Portfolios. We cannot guarantee that a Rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by the Portfolio procedures. We may, in our sole discretion, modify a Rollover or stop creating units of a trust at any time regardless of whether all proceeds of Unitholders have been reinvested in a Rollover. If we decide not to offer a subsequent series, Unitholders will be notified prior to the Mandatory Termination Date. Cash which has not been reinvested in a Rollover will be distributed to Unitholders shortly after the Mandatory Termination Date. Rollover participants may receive taxable dividends or realize taxable capital gains which are reinvested in connection with a Rollover but may not be entitled to a deduction for capital losses due to the “wash sale” tax rules. Due to the reinvestment in a subsequent trust, no cash will be distributed to pay any taxes. See “Taxation”.

Units. Ownership of Units is evidenced in book-entry form only and will not be evidenced by certificates. Units purchased or held through your bank or broker-dealer will be recorded in book-entry form and credited to the account of your bank or broker-dealer at DTC. Units are transferable by contacting your bank or broker-dealer through which you hold your Units. Transfer, and the requirements therefore, will be governed by the applicable procedures of DTC and your agreement with the DTC participant in whose name your Units are registered on the transfer records of DTC.

Reports Provided. Unitholders will receive a statement of dividends and other amounts received by a Portfolio for each distribution.

In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

•	A summary of transactions in your Portfolio for the year;
•	A list of any Securities sold during the year and the Securities held at the end of that year by your Portfolio;
•	The Redemption Price per Unit and the number of Units outstanding, computed on the 31st day of December of such year (or the last business day before); and
•	Amounts of income and capital distributed during the year.

Annual statements will be made available at www.invesco.com/us/en/accounts/tax-center within a reasonable period of time after the end of each calendar year. You may also request an annual statement be sent to you by calling the Trustee at 800-856-8487. Unitholders may obtain evaluations of the Securities upon request to the Trustee.

If you have questions regarding your account or your Portfolio, please contact your financial advisor or the Trustee. The Sponsor does not have access to individual account information.

PORTFOLIO ADMINISTRATION

Portfolio Administration. Your Portfolio is not a managed fund and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect a Portfolio based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price or liquidity of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Supervisor retention of the Security would be detrimental to a Portfolio. If a public tender offer has been made for a Security or a merger, acquisition or other corporate action has been announced affecting a Security, the Trustee may either sell or tender the Security, or sell any security received as a result of the announced corporate action, if the Supervisor determines that the sale or tender is in the best interest of Unitholders. The Trustee will distribute any cash proceeds to Unitholders unless the Sponsor directs that such proceeds be reinvested in accordance with the Trust Agreement. In addition, the Trustee may sell Securities to redeem Units or pay Portfolio expenses or deferred sales charges. If securities or property are acquired by a Portfolio, the Sponsor may direct the Trustee to sell the securities or property and distribute or reinvest the proceeds in accordance with the Trust Agreement or to accept the securities or property for deposit in the

Portfolio. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in a Portfolio to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next Distribution Date.

The Sponsor may direct the reinvestment of proceeds of the sale of Securities if the sale is the direct result of a decline in price or liquidity, or serious adverse credit factors which, in the opinion of the Supervisor, would make retention of the Securities detrimental to a Portfolio. In such a case, the Sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in a Portfolio on the Initial Date of Deposit. In certain other limited circumstances outlined in the Trust Agreement, including in connection with certain tender offers, mergers, acquisitions, or other corporate actions, the Sponsor may also direct the reinvestment of sale proceeds into the remaining Securities within your Portfolio. The Sponsor may also instruct the Trustee to take action necessary to ensure that your Portfolio continues to satisfy the qualifications of a regulated investment company and to avoid imposition of tax on undistributed income of the Portfolio.

Due to its investments in MLPs that are considered to be “qualified publicly traded partnerships”, the Energy Portfolio is subject to certain limitations to maintain qualification as a regulated investment company. One such limitation is that, generally, at the close of each quarter of each taxable year, not more than 25 percent of the value of the Portfolio's assets may be invested in the securities of qualified publicly traded partnerships and certain other assets. The percentage of assets in the Portfolio invested in securities of qualified publicly traded partnerships as of the Initial Date of Deposit is presented in “Notes to Portfolios”. If the portion of the qualified publicly traded partnerships exceeds 25% of the Portfolio following the Initial Date of Deposit, the Portfolio may need to sell securities or stop purchasing additional units of the qualified publicly traded partnerships which would alter the composition and diversity of the securities in the Portfolio.

When your Portfolio sells Securities, the composition and diversity of the Securities in the Portfolio may be altered. In order to obtain the best price for a Portfolio, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Portfolios, the Sponsor or dealers participating in the offering of Units.

Pursuant to an exemptive order, your Portfolio may be permitted to sell Securities to a new trust when it terminates if those Securities are included in the new trust. The exemption may enable your Portfolio to eliminate commission costs on these transactions. The price for those securities will be the closing sale price on the sale date on the exchange where the Securities are principally traded, as certified by the Sponsor.

Amendment of the Trust Agreement. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not materially adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.

Termination. Your Portfolio will terminate on the Mandatory Termination Date specified under “Essential Information” or upon the sale or other disposition of the last Security held in the Portfolio. Your Portfolio may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Portfolio is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000) (the “Minimum Termination Value”). Your Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of the Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of the Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Portfolio. If your Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trustee may begin to sell Securities in connection with a Portfolio termination nine business days before, and no later than, the Mandatory Termination Date. Qualified Unitholders may elect an in kind distribution of Securities, provided that Unitholders may not request an in kind distribution of Securities within 30 calendar days of a Portfolio’s termination. Any in kind distribution of Securities will be made in the manner and subject to the restrictions described under “Rights of Unitholders--Redemption of Units”, provided that, in connection with an in kind distribution election more than 30 calendar days prior to termination, Unitholders tendering 1,000 or more Units of a Portfolio (or such higher amount as may be required by your broker-dealer or selling agent) may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date. All distributions will be net of Portfolio expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of your Portfolio. See “Additional Information”.

Limitations on Liabilities. The Sponsor, Evaluator, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor or Evaluator to act under the Trust Agreement, the Trustee may act thereunder and is not liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on a Portfolio which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Sponsor and Supervisor may rely on any evaluation furnished by the Evaluator and have no responsibility for the accuracy thereof. Determinations by the Trustee shall be made in good faith upon the basis of the best information available to it.

Sponsor. Invesco Capital Markets, Inc. is the Sponsor and Evaluator of your Portfolio, and is a wholly owned subsidiary of Invesco Advisers, Inc. (“Invesco Advisers”). Invesco Advisers is an indirect wholly owned subsidiary of Invesco Ltd., a leading independent global investment manager that provides a wide range of investment strategies and vehicles to its retail, institutional and high net worth clients around the globe. Invesco Capital Markets, Inc.’s principal office is located at 11 Greenway Plaza, Houston, Texas 77046-1173. As of September 30, 2026, the total stockholders’ equity of Invesco Capital Markets, Inc. was $53,181,568.93 (unaudited). The current assets under management and supervision by Invesco Ltd. and its affiliates were valued at approximately $2,537.8 billion as of September 30, 2026.

Invesco Capital Markets, Inc. in its capacity as your Portfolio's Sponsor and your Portfolio have adopted a code of ethics requiring Invesco Ltd.’s employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. The Information Supplement contains additional information about Invesco Capital Markets, Inc.

If Invesco Capital Markets, Inc. shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor and/or Evaluator at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the SEC, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

Trustee. The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 240 Greenwich Street - 22W, New York, New York 10286, (800) 856-8487. If you have questions regarding your account or your Portfolio, please contact the Trustee at its principal unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the New York State Department of Financial Services and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee’s qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor’s ability to remove and replace the Trustee. See “Additional Information”.

TAXATION

This section summarizes some of the principal U.S. federal income tax consequences of owning Units of the Portfolios. Tax laws and interpretations are subject to change, possibly with retroactive effect. Except as otherwise indicated, this summary assumes that you hold your Units and your pro rata share of the Portfolio Assets as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). Substantial changes to the federal tax law were passed and signed into law in December 2017, many of which became effective in 2018 and may affect your investment in the Portfolio in a number of ways, including possible unintended consequences. This summary does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, a tax-exempt entity, financial institution, person who marks to market their Units or other investor with special circumstances. Except as discussed under “New York Tax Status,” this section does not describe your alternative minimum, state, local or foreign tax consequences of investing in a Portfolio.

This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service (“IRS”) could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review the federal income tax treatment of the assets to be deposited in your Portfolio.

Additional information related to taxes is contained in the Information Supplement. As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Portfolio Status. Your Portfolio intends to elect and to qualify annually as a “regulated investment company” (“RIC”) under the federal tax laws. If your Portfolio qualifies under the tax law as a RIC and distributes its income in the manner and amounts required by the RIC tax requirements, the Portfolio generally will not pay federal income taxes. But there is no assurance that the distributions made by your Portfolio will eliminate all taxes for every year at the level of your Portfolio.

Distributions. Portfolio distributions are generally taxable to you. However, with respect to the Energy Portfolio, investments in MLPs may lead to a significant portion of your distributions qualifying as returns of capital in some years. Such returns of capital would lower your tax basis in your Units. After the end of each year, you will receive a tax statement reporting your Portfolio’s distributions, including the amounts of ordinary income distributions and capital gains dividends. Your Portfolio may make taxable distributions to you even in periods during which the value of your Units has declined. Ordinary income distributions are generally taxed at your federal tax rate for ordinary income, however, as further discussed below, certain ordinary income distributions received from your Portfolio may be taxed, under current federal law, at the capital gains tax rates. Certain ordinary income dividends on Units that are attributable to qualifying dividends received by your Portfolio from certain corporations may be reported by the Portfolio as being eligible for the dividends received deduction for corporate Unitholders provided certain holding period requirements are met. Income from your Portfolio and gains on the sale of your Units may also be subject to a 3.8% federal tax imposed on net investment income if your adjusted gross income exceeds certain threshold amounts, which currently are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals. In addition, your Portfolio may make distributions that represent a return of capital for tax purposes to the extent of the Unitholder’s basis in the Units, and any additional amounts in excess of basis would be taxed as a capital gain. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. The tax status of your distributions from your Portfolio is not affected by whether you reinvest your distributions in additional Units or receive them in cash. The income from your Portfolio that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat certain distributions made to you in January as if you had received them on December 31 of the previous year.

A distribution paid by your Portfolio generally reduces the Portfolio’s net asset value by the amount of the distribution per unit. If the price you pay for Units reflects income or gains accumulated by the Portfolio before your purchase, a subsequent distribution of those amounts may, in economic terms, represent a return of part of your investment. Nevertheless, distributions of taxable income or capital gains generally are subject to U.S. federal income tax to Unitholders holding Units in taxable accounts, whether received in cash or reinvested in additional Units, even when the distributed amounts were reflected in the purchase price.

Sale or Redemption of Units. If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your adjusted tax basis in your Units from the amount you receive for the sale of the Units. Your initial tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units.

A RIC that receives business interest income may pass through its net business interest income for purposes of the tax rules applicable to the interest expense limitations under Section 163(j) of the Internal Revenue Code of 1986, as amended (the "Code"). A RIC's total “Section 163(j) Interest Dividend” for a tax year is limited to the excess of the RIC's business interest income over the sum of its business interest expense and its other deductions properly allocable to its business interest income. A RIC may, in its discretion, designate all or a portion of ordinary dividends as Section 163(j) Interest Dividends, which would allow the recipient Unitholder to treat the designated portion of such dividends as interest income for purposes of determining such Unitholder's interest expense deduction limitation under Section 163(j) of the Code. This can potentially increase the amount of a Unitholder's interest expense deductible under Section 163(j) of the Code. In general, to be eligible to treat a Section 163(j) Interest Dividend as interest income, you must have held your shares in a Portfolio for more than 180 days during the 361-day period beginning on the date that is 180 days before the date on which the share becomes ex-dividend with respect to such dividend. Section 163(j) Interest Dividends, if so designated by a Portfolio, will be reported to your financial intermediary or otherwise in accordance with the requirements specified by the IRS.

Non-corporate taxpayers are generally eligible for a 20% deduction with respect to certain non-investment related income earned from a “qualified publicly traded partnership,” a term which often includes MLPs that are not treated as corporations for U.S. federal income tax purposes and certain ETFs not registered under the 1940 Act. A Portfolio taxed as a RIC, however, is currently not permitted to pass the special character of the qualified publicly traded partnership income through to its shareholders. Non-corporate taxpayers that invest in entities that often generate qualified publicly traded partnership income may be entitled to this 20% deduction, but non-corporate taxpayers that invest in a RIC that invest in such entities will not.

“Qualified REIT dividends” (i.e., ordinary REIT dividends other than capital gain dividends and portions of REIT dividends designated as qualified dividend income eligible for capital gain tax rates) are eligible for a 20% deduction by non-corporate taxpayers. This deduction, if allowed in full, equates to a maximum effective tax rate of 29.6% (37% top rate applied to income after 20% deduction). Distributions by a Portfolio to its shareholders that are attributable to qualified REIT dividends received by the Portfolio and which the Portfolio properly reports as “Section 199A Dividends,” are treated as “qualified REIT dividends” in the hands of non-corporate taxpayers. A Section 199A Dividend is treated as a qualified REIT dividend only if the unitholder receiving such dividend holds the dividend-paying RIC shares for at least 46 days of the 91-day period beginning 45 days before the shares become ex-dividend, and is not under an obligation to make related payments with respect to a position in substantially similar or related property. A Portfolio is permitted to report such part of its dividends as Section 199A Dividends as are eligible but is not required to do so.

Capital Gains and Losses and Certain Ordinary Income Dividends. Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from your Portfolio and sell your Units at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income.

In certain circumstances, ordinary income dividends received by an individual Unitholder from a regulated investment company such as your Portfolio may be taxed at the same federal rates that apply to net capital gain (as discussed above), provided the dividends are paid by domestic corporations or “qualified foreign corporations” and applicable holding period and other requirements are satisfied and provided the dividends are attributable to qualified dividend income received by the Portfolio itself. Your Portfolio will provide notice to its Unitholders of the amount of any distribution which may be taken into account as qualified dividend income which is eligible for the capital gains tax rates. There is no requirement that tax consequences be taken into account in administering your Portfolio.

In Kind Distributions. Under certain circumstances, as described in this prospectus, you may receive an in kind distribution of Portfolio securities when you redeem your Units. In general, this distribution will be treated as a sale for federal income tax purposes and you will recognize gain or loss, based on the value at that time of the securities and the amount of cash received, and subject to certain limitations on the deductibility of losses under the tax law.

Rollovers and Exchanges. If you elect to have your proceeds from your Portfolio rolled over into a future trust, it would generally be considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and, in general, any loss will be treated as a capital loss. However, any loss realized on a sale or exchange will be disallowed to the extent that Units disposed of are replaced (including through reinvestment of dividends) within a period of 61 days beginning 30 days before and ending 30 days after disposition of Units or to the extent that the Unitholder, during such period, acquires or enters into an option or contract to acquire, substantially identical stock or securities. In such a case, the basis of the Units acquired will be adjusted to reflect the disallowed loss. The deductibility of capital losses is subject to other limitations in the tax law.

Deductibility of Portfolio Expenses. Expenses incurred and deducted by your Portfolio will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Portfolio expenses as income. In these cases you may be able to take a deduction for these expenses. Expenses that are characterized as miscellaneous itemized deductions, which include investment expenses are not deductible by individual Unitholders for federal income tax purposes under current law.

Foreign Investors. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), generally, subject to applicable tax treaties, distributions to you from your Portfolio will be characterized as dividends for federal income tax purposes (other than dividends which the

Portfolio reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. You may be eligible under certain income tax treaties for a reduction in withholding rates. However distributions received by a foreign investor from a Portfolio that are properly reported by the trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Portfolio makes certain elections and certain other conditions are met.

The Foreign Account Tax Compliance Act (“FATCA”). A 30% withholding tax on certain U.S.-source income payments (including dividends and interest) from your Portfolio generally applies if paid directly or indirectly to a foreign entity unless: (i) if the foreign entity is a “foreign financial institution” as defined under FATCA, the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” it certifies that it has no substantial U.S. owners or provides the required information about its substantial U.S. owners or (iii) the foreign entity is otherwise excepted under FATCA. If required under the rules above and subject to the applicability of any intergovernmental agreements between the United States and the relevant foreign country, withholding under FATCA may apply. Proposed Treasury regulations eliminate FATCA withholding on gross proceeds from the sale or other disposition of property that can produce U.S.-source interest or dividends. If withholding is required under FATCA on a payment related to your Units, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) on such payment generally will be required to seek a refund or credit, if available, from the IRS to obtain the benefit of such exemption or reduction. Your Portfolio will not pay any additional amounts in respect of amounts withheld under FATCA. You should consult your tax advisor regarding the effect of FATCA based on your individual circumstances.

Foreign Tax Credit. If your Portfolio invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your Portfolio paid to other countries. In this case, dividends taxed to you will include your share of the taxes your Portfolio paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes if your Portfolio meets certain requirements for passing through such deductions or credits to you.

Backup Withholding. Unless you are exempt from backup withholding, your Portfolio must withhold as backup withholding a percentage (currently 24%) of your taxable distributions and redemption proceeds if you do not provide your correct social security or taxpayer identification number and certify that you are not subject to backup withholding, or if the IRS instructs your Portfolio to do so. Backup withholding is not an additional tax.

Investors should consult their tax advisors concerning the federal, state, local and foreign tax consequences of investing in the Portfolio.

PORTFOLIO OPERATING EXPENSES

General. The fees and expenses of your Portfolio will generally accrue on a daily basis. Portfolio operating fees and expenses are generally paid out of the Income Account to the extent funds are available, and then from the Capital Account. The deferred sales charge, creation and development fee and organization costs are generally paid out of the Capital Account of your Portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See “Taxation”. These sales will reduce future income distributions. The Sponsor’s, Supervisor’s and Trustee’s fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category “Services Less Rent of Shelter” in the Consumer Price Index for All Urban Consumers or, if this category is not published, in a comparable category.

Organization Costs. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of your Portfolio. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to your Portfolio, federal and state registration fees and costs, the initial fees and expenses of the Trustee, and legal and auditing expenses. The Public Offering Price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from your Portfolio’s assets at the end of the initial offering period.

Creation and Development Fee. The Sponsor will receive a fee from your Portfolio for creating and developing the Portfolio, including determining the Portfolio’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The creation and development fee is a charge of $0.05 per Unit. The Trustee will deduct this amount from your Portfolio’s assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of Units before the close of the initial public offering period.

Trustee’s Fee. For its services the Trustee will receive the fee from your Portfolio set forth in the “Fee Table” (which includes the estimated amount of miscellaneous Portfolio expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee’s compensation for its services to your Portfolio is expected to result from the use of these funds.

Compensation of Sponsor and Supervisor. The Sponsor and the Supervisor, which is an affiliate of the Sponsor, will receive the annual fees for providing bookkeeping and administrative services and portfolio supervisory services set forth in the “Fee Table”. These fees are charged as a dollar amount per Unit and is paid as described above under “General”. These fees paid to the Sponsor and its affiliate may exceed the actual costs of providing these services to your Portfolio but at no time will the total amount received for these services rendered to all Invesco unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.

Miscellaneous Expenses. The following additional charges are or may be incurred by your Portfolio: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Portfolio, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Portfolio and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Portfolio without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), (h) costs associated with liquidating the securities held in the Portfolio, (i) any offering costs incurred after the end of the initial offering period and (j) expenditures incurred in contacting Unitholders upon termination of the Portfolio. Each Portfolio may pay the expenses of updating its registration statement each year.

OTHER MATTERS

Legal Opinions. The legality of the Units offered hereby has been passed upon by Morgan, Lewis & Bockius LLP. Dorsey & Whitney LLP has acted as counsel to the Trustee.

Independent Registered Public Accounting Firm. Grant Thornton LLP, located at principal business address 171 N. Clark Street, Chicago, Illinois 60601, serves as the Trust’s independent registered public accounting firm, providing audit services.

ADDITIONAL INFORMATION

This prospectus does not contain all the information set forth in the registration statements filed by your Portfolio with the SEC under the Securities Act of 1933 and the Investment Company Act of 1940 (file no. 811-02754). The Information Supplement, which has been filed with the SEC and is incorporated herein by reference, includes more detailed information concerning the Securities, investment risks and general information about the Portfolios. Reports and other information about your Portfolio are available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following

e-mail address: publicinfo@sec.gov or by writing the SEC’s Public Reference Section, Washington, DC 20549-0102.

THIS PAGE INTENTIONALLY LEFT BLANK.

THIS PAGE INTENTIONALLY LEFT BLANK.

THIS PAGE INTENTIONALLY LEFT BLANK.

_______________
When Units of the Portfolios are no longer available this prospectus may be used as a preliminary prospectus for a future Portfolio. If this prospectus is used for future Portfolios you should note the following:

The information in this prospectus is not complete with respect to future Portfolio series and may be changed. No person may sell Units of future Portfolios until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.

U-EMSPRO2507

PROSPECTUS
________________________

November 12, 2026

REIT Income Portfolio 2026-4

Diversified Healthcare Portfolio 2026-4

Energy Portfolio 2026-4

Financial Institutions Portfolio 2026-4

Utility Income Portfolio 2026-4

Please retain this prospectus for future reference.

Information Supplement

REIT Income Portfolio 2026-4

Diversified Healthcare Portfolio 2026-4

Energy Portfolio 2026-4

Financial Institutions Portfolio 2026-4

Utility Income Portfolio 2026-4

This Information Supplement provides additional information concerning the risks and operations of the Portfolios which is not described in the prospectus. You should read this Information Supplement in conjunction with the prospectus. This Information Supplement is not a prospectus but is incorporated into the prospectus by reference. It does not include all of the information that you should consider before investing in a Portfolio. This Information Supplement may not be used to offer or sell Units without the prospectus. You can obtain copies of the prospectus by contacting the Sponsor’s unit investment trust division at 3500 Lacey Road, Suite 700, Downers Grove, Illinois 60515-5456, or by contacting your broker. This Information Supplement is dated as of the date of the prospectus. All capitalized terms have been defined in the prospectus.

RISK FACTORS

Price Volatility. Each Portfolio invests in securities of U.S. companies, and certain Portfolios invest in securities of foreign companies, you should understand the risks of investing in securities before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the securities markets may worsen and the value of the securities (and therefore Units) will fall. Securities are especially susceptible to general market movements. The value of securities often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the securities in a Portfolio and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of a Portfolio will be positive over any period of time. Because the Portfolios are unmanaged, the Trustee will not sell securities in response to market fluctuations as is common in managed investments.

Dividends. Stocks represent ownership interests in a company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company’s board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company’s assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

Foreign Stocks. Because certain Portfolios invest in foreign stocks, these Portfolios involve additional risks that differ from an investment in domestic stocks. Investments in foreign securities may involve a greater degree of risk than those in domestic securities. There is generally less publicly available information about foreign companies in the form of reports and ratings similar to those that are published about issuers in the United States. Also, foreign issuers are generally not subject to uniform accounting, auditing and financial reporting requirements comparable to those applicable to United States issuers. With respect to certain foreign countries, there is the possibility of adverse changes in investment or exchange control regulations, expropriation, nationalization or confiscatory taxation, limitations on the removal of funds or other assets of a Portfolio, political or social instability, or diplomatic developments which could affect United States investments in those countries. Moreover, industrial foreign economies may differ favorably or unfavorably from the United States’ economy in terms of growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position.

Foreign Currencies. Certain Portfolios also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. For example, if a foreign stock rose 10% in price but the U.S. dollar gained 5% against the related foreign currency, a U.S. investor’s return would be reduced to about 5%. This is because the foreign currency would “buy” fewer dollars or, conversely, a dollar would buy more of the foreign currency. Many foreign currencies have fluctuated widely against the U.S. dollar for a variety of reasons such as supply and demand of the currency, investor perceptions of world or country economies, political instability, currency speculation by institutional investors, changes in government policies, buying and selling of currencies by central banks of countries, trade balances and changes in interest rates.

Liquidity. Whether or not the stocks in a Portfolio are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid.

2

The value of the stocks could fall if trading markets are limited or absent.

Additional Units. The Sponsor may create additional Units of a Portfolio by depositing into the Portfolio additional stocks or cash with instructions to purchase additional stocks. A deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because the Portfolio will pay brokerage or acquisition fees.

Voting. Only the Trustee may sell or vote the stocks in a Portfolio. While you may sell or redeem your Units, you may not sell or vote the stocks in your Portfolio. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.

THE PORTFOLIOS

Investors should note that the selection criteria were applied to the Securities for inclusion in the Portfolios prior to the Initial Date of Deposit. Should a Security no longer meet the criteria used for selection for a Portfolio, such Security will not as a result thereof be removed from a Portfolio.

SPONSOR INFORMATION

Invesco Capital Markets, Inc. is the Sponsor and Evaluator of your Portfolio and is a wholly owned subsidiary of Invesco Advisers, Inc. (“Invesco Advisers”). Invesco Advisers is an indirect wholly owned subsidiary of Invesco Ltd., a leading independent global investment manager that provides a wide range of investment strategies and vehicles to its retail, institutional and high net worth clients around the globe. Invesco Capital Markets, Inc.’s principal office is located at 11 Greenway Plaza, Houston, Texas 77046-1173. As of September 30, 2026, the total stockholders’ equity of Invesco Capital Markets, Inc. was $53,181,568.93 (unaudited). The current assets under management and supervision by Invesco Ltd. and its affiliates were valued at approximately $2,537.8 billion as of September 30, 2026. (This paragraph relates only to Invesco Capital Markets, Inc. in its capacity as your Portfolio's Sponsor and not to your Portfolio or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of Invesco Capital Markets, Inc. and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request).

Invesco Capital Markets, Inc. in its capacity as your Portfolio's Sponsor and your Portfolio have adopted a code of ethics requiring Invesco Ltd.’s employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio.

If Invesco Capital Markets, Inc. shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor and/or Evaluator at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the SEC, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 240 Greenwich Street - 22W, New York, New York 10286, (800) 856-8487. The Bank of New York Mellon is subject to supervision and examination by the New York State Department of Financial Services and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Portfolios.

In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for each Portfolio. Such records shall include the name and address of, and the number of Units of each

3

Portfolio held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in each Portfolio.

Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

TAXATION

The prospectus contains a discussion of certain U.S. federal income tax issues concerning the Portfolios and the purchase, ownership and disposition of Portfolio Units. The discussion below supplements the prospectus discussion and is qualified in its entirety by the prospectus discussion. Prospective investors should consult their own tax advisors with regard to the federal tax consequences of the purchase, ownership, or disposition of Portfolio Units, as well as the tax consequences arising under the laws of any state, locality, non-U.S. country, or other taxing jurisdiction.

The federal income tax summary below and in the prospectus is based in part on the advice of counsel to the Sponsor. The IRS could disagree with any conclusions set forth in these discussions. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be held by the Portfolios.

The Portfolios intend to elect and to qualify annually as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”) and to comply with applicable distribution requirements so that it will not pay federal income tax on income and capital gains distributed to its Unitholders.

To qualify for the favorable U.S. federal income tax treatment generally accorded to regulated investment companies, the Portfolio must, among other things, (a) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock, securities or foreign currencies or other income derived with respect to its business of investing in such stock, securities or currencies, and net income from qualified publicly traded partnerships; (b) diversify its holdings so that, at the end of each quarter of the taxable year, (i) at least 50% of the market value of the Portfolio’s assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other regulated investment companies and other securities, with such other securities of any one

4

issuer generally limited for the purposes of this calculation to an amount not greater than 5% of the value of the Portfolio’s total assets and not greater than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities (other than U.S. government securities or the securities of other regulated investment companies) of any one issuer, or two or more issuers which the Portfolio controls (by owning 20% or more of the issuer’s outstanding voting securities) and which are engaged in the same, similar or related trades or businesses, or the securities of qualified publicly traded partnerships (which generally will include the MLPs in which the Energy Portfolio will invest); and (c) distribute at least 90% of its investment company taxable income (which includes, among other items, dividends, interest and net short-term capital gains in excess of net long-term capital losses but excludes net capital gain, if any) and at least 90% of its net tax-exempt interest income, if any, each taxable year.

Your Portfolio plans to invest, within the limits described above, in publicly traded partnerships that qualify for treatment essentially as corporate stock. It is possible that such a publicly traded partnership will fail to so qualify, in which case your Portfolio would treat its investment on a flow-through, rather than dividend equivalent, basis, which could have adverse effects on your Portfolio’s ability to qualify as a regulated investment company in any year. Your Portfolio will attempt to monitor such investments with these tax considerations in mind.

As a regulated investment company, the Portfolio generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, but without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes to Unitholders. The Portfolio intends to distribute to its Unitholders, at least annually, substantially all of its investment company taxable income and net capital gain. If the Portfolio retains any net capital gain or investment company taxable income, it will generally be subject to federal income tax at regular corporate rates on the amount retained. In addition, amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax unless, generally, the Portfolio distributes during each calendar year an amount equal to the sum of (1) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) at least 98.2% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 of the calendar year, and (3) any ordinary income and capital gains for previous years that were not distributed or taxed during those years. To prevent application of the excise tax, the Portfolio intends to make its distributions in accordance with the calendar year distribution requirement. Further, if the Portfolio retains any net capital gain, the Portfolio may designate the retained amount as undistributed capital gains in a notice to Unitholders who, if subject to federal income tax on long-term capital gains (i) will be required to include in income for federal income tax purposes, as long-term capital gain, their share of such undistributed amount, and (ii) will be entitled to credit their proportionate share of the tax paid by the Portfolio against their federal income tax liabilities, if any, and to claim refunds to the extent the credit exceeds such liabilities. A distribution will be treated as paid on December 31 of the current calendar year if it is declared by the Portfolio in October, November or December with a record date in such a month and paid by the Portfolio during January of the following calendar year. These distributions will be taxable to Unitholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received. There is no assurance that distributions made by your Portfolio will be sufficient to eliminate all taxes on the Portfolio for all periods. Your Portfolio may make taxable distributions to you even during periods in which the value of your Units has declined.

If your Portfolio failed to qualify as a regulated investment company or failed to satisfy the 90% distribution requirement in any taxable year, the Portfolio would be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its Unitholders) and all distributions out of earnings and profits would be taxable to Unitholders as ordinary dividend income, although corporate Unitholders could be eligible for the dividends received deduction (subject

5

to certain limitations) and non-corporate Unitholders may be able to benefit from the lower tax rates available to qualified dividend income.

Your Portfolio may be required to withhold as backup withholding federal income tax at the backup withholding rate on all taxable distributions payable to you if you fail to provide your correct taxpayer identification number or to make required certifications, or if the IRS indicates that you are subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld may be credited against your federal income tax liability if you provide the required information or certification.

If your Portfolio is treated as holding directly or indirectly 10 percent or more of the combined value or voting power of the stock of a foreign corporation, and all U.S. shareholders collectively own more than 50 percent of the vote or value of the stock of such corporation, the foreign corporation may be treated as a “controlled foreign corporation” (a “CFC”) for U.S. federal income tax purposes. In such circumstances, your Portfolio will be required to include certain types of passive income and certain other types of income relating to insurance, sales and services with related parties and oil related income in the Portfolio’s taxable income whether or not such income is distributed.

If your Portfolio holds an equity interest in any “passive foreign investment companies” (“PFICs”), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the Portfolio could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its Unitholders. Your Portfolio will not be able to pass through to its Unitholders any credit or deduction for such taxes. Your Portfolio may be able to make an election that could ameliorate these adverse tax consequences. In this case, your Portfolio would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, your Portfolio might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax (described above). Dividends paid by PFICs will not be treated as qualified dividend income.

PORTFOLIO TERMINATION

A Portfolio may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of such Portfolio then outstanding or by the Trustee when the value of the Securities owned by a Portfolio, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000). A Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of such Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of such Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in such Portfolio. If a Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.

Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Portfolios. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. Unitholders will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. The Trustee will deduct from the funds of the appropriate Portfolio any accrued costs, expenses,

6

advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Portfolio upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of each Portfolio his pro rata share of the balance of the Income and Capital Accounts of such Portfolio.

The Sponsor may, but is not obligated to, offer for sale units of a subsequent series of the Portfolios. There is, however, no assurance that units of any new series of the Portfolios will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders.

Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.

U-EMSSUP2507

7

Contents of Registration Statement

This Amendment of the Registration Statement comprises the following papers and documents:

The Facing Sheet of Form S-6.

The Prospectus.

The Undertaking to File Reports.

The Undertaking Regarding Indemnification.

The Signatures.

The Written Consents of Legal Counsel, Evaluator and Independent Registered Public

Accounting Firm.

The following exhibits:

1.1       Trust Agreement.

1.1.1	Standard Terms and Conditions of Trust. Reference is made to Exhibit 1.1.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Series 2358 (File No. 333-277890) dated May 2, 2024.
1.2	Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.
1.2.1	Certificate of Amendment of Certificate of Incorporation changing the name of the Depositor to Invesco Capital Markets, Inc. Reference is made to Exhibit 1.2.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Municipal Series 1130 (File No. 333-184264) dated December 4, 2012.
1.3	By-laws of the Depositor. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.
1.4	Form of Dealer Agreement. Reference is made to Exhibit 1.4 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 560 (File No. 333-122799) dated May 18, 2005.
2.1	Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 890 (File No. 333-165240) dated June 2, 2010.
3.1	Opinion and Consent of Counsel as to the legality of securities being registered.
3.3	Opinion of Counsel as to the Trustee and the Trust.
4.1	Consent of Evaluator.
4.2	Consent of Independent Registered Public Accounting Firm.
6.1	List of Officers and Directors of the Depositor. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Series 2446 (File No. 333-289566) dated October 23, 2025.
7.1	Powers of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Series 2155 (File No. 333-257835) dated September 2, 2021.

Undertaking to File Reports

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Undertaking Regarding Indemnification

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Signatures

The Registrant, Invesco Unit Trusts, Series 2507, hereby identifies Van Kampen Merritt Insured Income Trust, Series 1; Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189, Multi-Series 213 and Multi-Series 300; Van Kampen Merritt Emerging Markets Income Trust, Series 1; Van Kampen Merritt Utility Income Trust, Series 1; Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; Van Kampen Focus Portfolios, Series 235, Series 265, Series 314, Series 366 and Series 402; Van Kampen Focus Portfolios, Taxable Income Series 47; Invesco Unit Trusts, Taxable Income Series 466; Van Kampen Unit Trusts, Series 427, Series 450, Series 855, Series 894, Series 995, Series 1069, Series 1079, Series 1129, Series 1135, Series 1178, Series 1179, Series 1190, Series 1194, Series 1195, Series 1201, Series 1203, Series 1205, and Series 1384; Invesco Unit Trusts, Series 849, Series 1504, Series 1568, Series 1571, Series 1635, Series 1658, Series 1775, Series 2071, Series 2087, and Series 2394 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Invesco Unit Trusts, Series 2507, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 12th day of November, 2026.

Invesco Unit Trusts, Series 2507

By: Invesco Capital Markets, Inc., as Depositor

By: /s/ TARA BAKER

Vice President, Business Operations and
Quality Assurance

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on November 12, 2026, by the following persons who constitute the principal officers and a majority of the Board of Directors of Invesco Capital Markets, Inc.:

Signature	Title
Brian C. Hartigan	Director and Co-President
William S. Geyer	Director and Co-President
Mark W. Gregson	Chief Financial Officer

By: /s/ TARA BAKER
(Attorney-in-fact*)

*An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as set forth in Exhibit 7.1.